mesoblast
the adult stem cell company

31 October 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commission.

These lodgements date from 29 September to the present date 31 October 2006.

Yours sincerely

Kevin Hollingsworth
Company Secretary

11/9

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	93,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.65
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	93,333 shares issued on conversion of 93,333 options at $0.65 on exercise of existing options granted by the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	60,696,133	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	46,790,000	Ordinary Shares subject to ASX restriction agreements
		7,706,667	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 September 2006
(Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

mesoblast
the adult stem cell company

asx announcement

MAJOR STEM CELL PATENT GRANTED IN UNITED STATES

ENSURES EXCLUSIVE, LONG-TERM COMMERCIAL RIGHTS

Melbourne, Australia; 18 October 2006: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that the United States Patent and Trade Mark Office (USPTO) has granted a key patent which delivers a major commercial advantage and offers long term protection for the company's platform technology.

The patent ensures that only Mesoblast and its United States-based sister company, Angioblast Systems Inc; can commercialise the proprietary adult stem cells, termed Mesenchymal Precursor Cells, in the USA, the world's largest market for regenerative medicines.

The patent granted by the USPTO confers rights through to at least the year 2019 to composition-of-matter, or ownership, over the unique adult stem cells, which were first identified at the Hanson Institute in Adelaide, Australia.

The granted US patent enables us to broadly commercialise a unique cell population that regenerates and repairs a host of tissue types including bone, cartilage, fat, blood vessels, and heart damage. Specifically, it serves to underpin our US market strategies, and to drive:

- Commercialisation of an exclusive technology platform
- The manufacturing strategy for our proprietary adult stem cells, which form the core of products effective for tissue repair and regeneration
- Use of the cell products for treatment of degenerative diseases including orthopaedic and cardiovascular conditions
- Development of allogeneic, or 'off the shelf', high margin products; and
- Delivery of outcomes that will materially impact both the quality of life and cost of medicine for many patients worldwide.

Building upon and continuing to expand a broad-based international patent portfolio is fundamental to the commercial strategies of both Mesoblast and Angioblast.

The granted US patent is a major asset and a significant leverage point in creating strategic business opportunities with global pharmaceutical and medical device companies. It confers certainty and significantly increases the commercial value of our platform technology.

About Mesoblast Limited

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

23 October 2006

The Manager
Companies Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

RE: Mesoblast Ltd (ASX:MSB)

Extraordinary General Meeting

Dear Sir/Madam,

The accompanying Notice of Meeting is for the Extraordinary General Meeting of Mesoblast Ltd to be held at 10:00am on 23 November 2006 at The Windsor Hotel, 103 Spring Street, Melbourne, Victoria, Australia.

A copy of this Notice of Meeting has been mailed to shareholders.

Yours sincerely

Mesoblast Ltd

Kevin Hollingsworth
Company Secretary

mesoblast
the adult stem cell company

ACN 109 431 870

EGM – Notice of General Meeting

MESOBLAST LIMITED

ACN 109 431 870

EGM - NOTICE OF GENERAL MEETING

For the Extraordinary General Meeting of the Company to be held at 10.00 am (Melbourne time) on Thursday 23 November 2006 at The Windsor Hotel, 103 Spring Street, Melbourne

THIS IS AN IMPORTANT DOCUMENT

If you are in doubt as to what to do with this document please immediately see your legal adviser, financial adviser or stockbroker.

mesoblast
the adult stem cell company

ACN 109 431 870

Chairman's Letter

Dear fellow shareholder

The independent Board members of Mesoblast Limited (Mesoblast) are pleased to recommend to you a further investment in our associated United States-based company, Angioblast Systems Inc (Angioblast).

The proposed investment of $A8.5 million will bring our total shareholding in Angioblast to approximately 39.2% on a fully diluted basis. Funds invested will be used to complete an agreed cardiovascular Phase II Clinical Trial and for the further development of the proprietary adult stem cell technology.

In addition, Mesoblast has also been granted a 15-month option to acquire $A5 million in additional preferred stock on substantially the same terms as the proposed $8.5 million investment.

As you may be aware, Angioblast is developing its proprietary adult stem cell technology for use in cardiovascular applications. At the date of Mesoblast's public listing in December 2004 we acquired a 33.3% equity interest in Angioblast by way of preference shares. The initial investment has ensured parallel development of the proprietary adult stem cell technology platform by both Mesoblast and Angioblast, to a point where it is envisaged that submissions will be made to the United States Federal Food and Drug Administration (FDA) to commence Phase II clinical trials in both an orthopaedic and a cardiovascular indication in a parallel timeframe.

Due to a common shareholding and directorship on the Mesoblast and Angioblast Boards, Angioblast is deemed to be a related party and shareholder approval is requested to approve the further investment in Angioblast.

Board members of Mesoblast, who are independent of any material interest in Angioblast, highly recommend the transaction and seek your approval. It is in this respect that we have spent considerable time and energy in negotiating a performance oriented investment to maximise shareholder opportunity and value associated with our common adult stem cell technology.

Importantly, the independent board members of Mesoblast have retained Deloitte Corporate Finance Pty Ltd to provide you with an Independent Experts Report that states that it is their belief that the proposed transaction is both fair and reasonable to the shareholders of Mesoblast (other than the related party shareholder).

The proposed transaction is based closely upon those terms associated with our existing investment in Angioblast which we believe has been highly successful and has focused upon delivering well ahead of schedule Investigational New Drug submissions to the FDA.

The independent board members recommend that you read the attached documents which outline the proposed transaction.

In summary the proposed further investment provides for:

- Periodic payments that will be used in achieving clinical trial milestones
- Mesoblast to appoint a second director to the Board of Angioblast
- Various anti-dilution provisions of the investment
- Strong Mesoblast investor rights that ensure a continued focus on delivering Phase II clinical trial results
- A 15-month option to acquire an additional $5 million in Angioblast preference shares on substantially the same terms as for the current proposed $8.5 million investment . The Directors have also determined that the exercise of such option will only be undertaken with funds that are not essential to the performance of Mesoblast's own clinical and regulatory goals.

Our goals are clear:

- To focus on delivering Phase II Clinical Trial results in the United States and in doing so further move forward in the value chain
- Position both Mesoblast and Angioblast with sufficient funds to achieve significant clinical and regulatory milestones whilst ideally positioning both companies for any future discussion with large, third party international medical companies
- Continue to work closely with Angioblast in rapidly commercialising our common technology platform.

An Extraordinary General Meeting of shareholders has been announced for 23 November 2006 to seek your support and approval. Please review the attached documentation and submit your voting instructions along those lines outlined in the attached documents.

I look forward to the opportunity of meeting with you in November; in the meantime please do not hesitate to contact the company should you require any further information.

Yours sincerely

Michael Spooner
Executive Chairman

NOTICE IS GIVEN THAT AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF MESOBLAST LIMITED ACN 109 431 870 **(THE COMPANY)** WILL BE HELD AT THE WINDSOR HOTEL, 103 SPRING STREET, MELBOURNE ON THURSDAY 23 NOVEMBER 2006 AT 10.00 AM FOR THE PURPOSE OF CONSIDERING AND, IF THOUGHT APPROPRIATE, PASSING THE FOLLOWING RESOLUTIONS:

1. Resolution 1 – Additional investment in Angioblast Systems Inc

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

*"That pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to Aus$8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "**Series B Preferred**") in Angioblast Systems Inc, as detailed in the Explanatory Notes which accompanies this Notice of Extraordinary General Meeting."*

2. Resolution 2 – Further option to investment in Angioblast Systems Inc

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

*"That subject to the approval of resolution 1 and pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes, approval is granted for the Company at its election at any time during the 15 months following the passing of this resolution to invest up to a further Aus$5 million in subscribing for up to 250,000 additional preference shares (designated "**Series B-1 Preferred**") in Angioblast Systems Inc, as detailed in the Explanatory Notes which accompanies this Notice of Extraordinary General Meeting."*

HOW TO VOTE

A member may vote by attending in person, by proxy, by attorney or (if the member is a body corporate) authorised representative.

All securities of the company that are quoted securities at 10.00 am on 21 November 2006 (Melbourne time) are taken, for the purposes of the general meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the general meeting on Thursday 23 November 2006 or at any adjournment of that meeting.

By Order of the Board:

Kevin Hollingsworth
Company Secretary
20 October 2006

EGM - INFORMATION MEMORANDUM AND EXPLANATORY NOTES

These explanatory notes have been prepared to provide shareholders with sufficient information to assess the merits of the proposed resolutions contained in the accompanying notice of Extraordinary General Meeting of the Company to be held at The Windsor Hotel, 103 Spring Street Melbourne on Thursday 23 November 2006 at 10.00 am.

1. RESOLUTION 1 – FURTHER INVESTMENT IN ANGIOBLAST SYSTEMS INC

1.1 Background – existing Angioblast Series A Preferred shares

In November 2004 Mesoblast entered into a Stock Purchase Agreement to invest up to Aus$10 million in Angioblast Systems Inc (**Angioblast**) a company incorporated in Delaware USA by way of a subscription for Series A Preferred Shares in Angioblast (**Series A Preferred**) on the terms as described in Mesoblast's IPO prospectus dated 16 November 2004 (**Prospectus**).

The terms of that investment provided, among other things, for the subscription by Mesoblast in instalments for the Series A Preferred shares (which are convertible into 33.33% of the issued ordinary capital of Angioblast) on the attainment by Angioblast of various milestones and adherence to an expenditure program. Those milestones have now been completed and the instalments have been paid in full by Mesoblast to Angioblast for the Series A Preferred shares.

On completion by Angioblast of its IND Submission (as detailed below), the Series A Preferred shares held by Mesoblast will automatically convert into that number of ordinary shares in Angioblast equivalent to 33.33% of the common stock of Angioblast on a fully diluted basis. For these purposes (and as provided in the Prospectus) "**IND Submission**" means the completion of both of the following:

- Angioblast obtaining Investigational New Drug (**IND**) approval by the US Federal Food and Drug Administration (**FDA**) for the initiation of a cardiovascular clinical trial; and
- Angioblast collating all material developed pursuant to the Angioblast Series A expenditure program and providing that material to Mesoblast in a form that Angioblast considers (acting reasonably) would reasonably also support an IND submission by Mesoblast to the FDA for the initiation of an Orthopaedic clinical trial.

The proposed investment by Mesoblast in the Series B Preferred shares as contemplated by Resolution 1 does affect the terms of the investment in the existing Series A Preferred shares, however the conversion rights attaching to the Series B Preferred shares will dilute the percentage interest under the Series A Preferred shares (as detailed in section 1.5).

1.2 Background - Common Technology Platform

Angioblast is the owner of various registered patents, patent applications and other intellectual property rights relating to proprietary adult stem cell technology (**Common Technology Platform**) and is focused on delivering the technology for the treatment of Cardiovascular Applications. Mesoblast has an exclusive licence of this Common Technology Platform (**Orthopaedic Licence**) to develop and commercially exploit that intellectual property in Orthopaedic Applications. Details of the Common Technology Platform and the rights of Mesoblast are summarised in the Prospectus.

Since the issue of the Prospectus, Mesoblast and Angioblast have confirmed the particular tissue types which are the subject of Mesoblast's Orthopaedic Licence – being bone, teeth, tendon, ligament and cartilage tissues plus any adjunct or connecting tissues to such Orthopaedic tissues, in each case to the extent which is necessary for the structure, cosmetic appearance, functionality or operation of such Orthopaedic tissues.

As a result of the exclusive Orthopaedic Licence rights held by Mesoblast in the Common Technology Platform, Mesoblast benefits from a further investment in Angioblast both in obtaining a further shareholding in Angioblast (under the Series B Preferred), but also from Angioblast's obligations under the terms for that further investment in applying the subscription funds for the Series B Preferred shares to continued development and commercialisation of the Common Technology Platform.

Fundamentally however the purpose of the proposed further investment by Mesoblast in the Series B Preferred shares is to enable Angioblast to focus on completing a Phase II Clinical Trial in an agreed Cardiovascular indication which the directors of Mesoblast believe should deliver significant Mesoblast shareholder benefit whilst maintaining the opportunity to remain independent of third party pharmaceutical and medical device companies. This focus on Angioblast completing a Phase II Clinical Trial is reflected in the requisite new expenditure program that Angioblast must adhere to as part of the terms for Mesoblast's subscription for the Series B Preferred shares.

Mesoblast by executing the 2006 Investment Documents (as described below) has agreed, subject to obtaining prior Mesoblast Shareholder approval and subject to Angioblast satisfying certain new milestones, to invest up to Aus$8.5 million in additional funds by subscribing for up to 425,000 further preference shares (designated "**Series B Preferred**").

The payments by Mesoblast for the Series B Preferred shares are to be made in instalments upon the completion of milestones and that funds are required to be used directly for the continued development of the Common Technology Platform (including attainment of a Phase II Clinical Trial submission to the FDA in an agreed Cardiovascular indication) and will NOT be distributed to Angioblast shareholders.

The Series B Preferred shares will be issued pro rata to Mesoblast on receipt of the corresponding monetary instalments in the same proportion that each of the monetary instalments when expressed as a percentage of the total subscription moneys to be paid for the full allotment of the Series B Preferred shares.

In aggregate, where:

(a) all of the Angioblast milestones are satisfied and Mesoblast has subscribed for all of the 425,000 Series B Preferred shares; and

(b) a Series B Conversion Event has occurred (as detailed in schedule 2),

those Series B Preferred shares then held by Mesoblast will convert into that number of ordinary shares in Angioblast equivalent to 8.854% of the common stock of Angioblast on a fully diluted basis (see section 1.5 below).

A brief summary of some of the key terms for subscription of the Series B Preferred shares is contained in Schedule 1 to this Explanatory Memorandum.

1.4 2006 Investment Documents – Series B Preferred

The terms and conditions of the Series B Preferred are contained in the 2006 Stock Purchase Agreement, the 2006 Amended and Restated Investor Rights Agreement and the 2006 Amended and Restated Certificate of Incorporation for Angioblast ("**2006 Investment Documents**"). The 2006 Investment Documents contain warranties and representations from Angioblast in favour of Mesoblast that are usual for documents of their nature.

The 2006 Investment Documents were negotiated by the independent directors of both Angioblast and Mesoblast. Professor Itescu did not participate in the Mesoblast board deliberations or negotiations given his material person interest in the proposed transaction due to his shareholding in Angioblast.

A brief summary of some of the key terms and conditions relating to rights attaching to the Series B Preferred shares as contained in the 2006 Investment Documents is contained in Schedule 2 to this Explanatory Memorandum.

1.5 Overview of Angioblast share capital structure

Where Mesoblast subscribes for all of the Series B Preferred shares, its 8.854% interest in the total share capital of Angioblast (on conversion of the Series B Preferred shares) is in addition to Mesoblast's current 33% interest in Angioblast (under the terms of its Series A Preferred shares).

The conversion of the Series B Preferred shares will dilute the existing ordinary shareholders of Angioblast and, as it is likely the Series A Preferred shares held by Mesoblast will have converted prior to this date, those Series A Preferred shares held by Mesoblast will also be diluted by the conversion of the Series B Preferred shares.

In total therefore (assuming the prior conversion of the Series A Preferred shares) where Mesoblast has subscribed for all of the Series B Preferred shares and a "Series B Conversion Event" has occurred (as detailed in schedule 2), Mesoblast would hold **39.236%** of the ordinary shares in Angioblast then on issue.

The table below provides an overview of the Angioblast share capital structure:

	Current shareholding on conversion of all of the Series A Preferred shares	Projected on conversion of the Series A Preferred shares and the subscription / conversion of all of the Series B Preferred shares
Existing holders of ordinary shares in Angioblast (excluding Professor Silviu Itescu)	9.538%	8.694%
Professor Silviu Itescu holding of ordinary shares in Angioblast	55.237%	50.346%
Series A Preferred shareholding in Mesoblast	33.333%	30.382%
Series B Preferred shareholding in Mesoblast	N/A	8.854%
Existing Angioblast employee options (assuming exercised)	1.892%	1.724%
Total	**100%**	**100%**

Notes to share capital table:

(a) The current Angioblast shareholdings (including both Professor Silviu Itescu and Mesoblast) were disclosed in the 2004 Prospectus issued by Mesoblast.

(b) The percentage shareholding by Mesoblast arising in respect of the Series B Preferred shares is calculated on the assumption that Mesoblast subscribes in full for all instalments of the Series B Preferred shares.

(c) The above table does not include the impact of

(i) any issue of preferred shares to Mesoblast on the exercise of the option for the Series B-1 Preferred shares, which option is the subject of Resolution 2;

(ii) any capital raisings in the future by Angioblast in accordance with the rights attaching to the Series B Preferred shares as outlined in schedule 2; nor

(iii) any subsequent options granted in the future by Angioblast to employees.

1.6 Independent Expert's Report

Subject to the advantages, disadvantages and qualifications contained in the Independent Expert Report, Deloitte Corporate Finance Pty Ltd has reviewed the proposal and has advised that in its opinion the proposal is fair and reasonable to Mesoblast shareholders. Shareholders should carefully read the Independent Expert's Report, a copy of which is set out in Schedule 3 to this Explanatory Memorandum, which report forms part of the Explanatory Memorandum.

In their report, Deloitte Corporate Finance Pty Ltd has provided an assessment of the of the value of Angioblast prior to the further investment in the Series B Preferred shares to be in the range of $126.3 million to $153.7 million. Applying this range, Deloitte Corporate Finance Pty Ltd has assessed the value of an 8.854% interest in Angioblast to have a low **value of $8.3 million and a high value of $11.4 million** – compared to the net present valuation to be paid by Mesoblast which Deloitte Corporate Finance Pty Ltd has assessed at $5.9 million.

1.7 Overview advantages / disadvantages identified by the Independent Expert

While Mesoblast shareholders should read the entire Deloitte Corporate Finance Pty Ltd report, the following advantages and disadvantages have been identified in that report –

Advantages identified

- The proposed transaction provides Mesoblast shareholders with a further opportunity to maximise their potential earnings from commercialisation of the Common Technology Platform, while minimising the costs associated with supporting the research and development.
- The proposed transaction is structured with a staggered payment structure aimed at reducing the risk to Mesoblast and its shareholders.
- The proposed transaction also provides Mesoblast with a free option within 15 months of shareholder approval to invest a further $5 million in Angioblast (which option is the subject of Resolution 2).

Disadvantages identified

- The Deloitte Corporate Finance Pty Ltd valuation of Angioblast recognises the substantial risks associated with pre-clinical stage projects. If a project does not reach a commercial stage of development in future years, the value of Angioblast is likely to be significantly lower than the valuation estimated by Deloitte Corporate Finance Pty Ltd.
- The investment by Mesoblast in Series B Preferred shares in Angioblast will have the effect of diluting Mesoblast's existing 33.33% shareholding in Angioblast under the terms of the Series A Preferred shares.
- Following the investment, Mesoblast will continue to have a minority interest in Angioblast and will be subject to the risks associated with being a minority shareholder.
- The investment represents a further risk that Mesoblast is highly reliant on Angioblast to monitor the quality of the research and development that is undertaken and Angioblast may potentially not act in the best interests of Mesoblast shareholders.
- The proposed transaction is likely to increase the exposure of Mesoblast to fluctuations in the Aus$ and US$ exchange rates.

1.8 Reason for investment and Board recommendation

The Mesoblast board believe that the advantages of the further investment in Angioblast in subscribing for Series B Preferred shares outweighs the disadvantages. Even at the lower end of the valuation range by the Independent Expert, the proposed investment by Mesoblast in the Series B Preferred shares is approximately 40% below the low valuation provided by the Independent Expert.

The proposed investment in Angioblast is intended to enable both companies to progress their technology to Phase II clinical trials and in so doing retain independence from large potential partner organisations, whilst unlocking potentially significant value for shareholders. This proposed further investment by Mesoblast in Angioblast aims to create a position of strength for both companies from which it is hoped that they may attract interest from potential partner organisations. However of course no guarantee is given that either Angioblast or Mesoblast will secure interest from partner organisations.

The Mesoblast board also believe that the investor rights it has negotiated in the 2006 Investment Documents (as summarised in schedule 2) provide a balance to the risks associated with a minority shareholding. Further, irrespective of an additional investment in Angioblast, Mesoblast is a biotechnology company focused on research and development and the value of Mesoblast shares reflects this focus and risk profile.

The Board unanimously recommends that members vote in favour of Resolution 1 - other than Professor Silviu Itescu who has absented himself from the Mesoblast board deliberations concerning the proposed further investment in the Series B Preferred shares in Angioblast given his cross holdings in both Mesoblast and Angioblast.

1.9 Part 2E of the Corporations Act 2001 (Cth) – Related Party Transaction

Pursuant to Part 2E of the *Corporations Act 2001 (Cth)* **(Act)**, the provision of any "financial benefit" by the Company to a "related party" of the Company requires approval by its members in accordance with the procedure set out in Part 2E.1 of that Act.

As Professor Silviu Itescu is a director of Mesoblast and also a major shareholder in Angioblast Systems Inc **(Angioblast)**, the Mesoblast board view Angioblast as a related party of the Company. Accordingly the proposed further investment by Mesoblast in Angioblast by subscription for Series B Preferred shares is to be treated as the provision of a financial benefit by Mesoblast to its related party (namely Angioblast).

An approval pursuant to Part 2E of the Act requires the following information to be provided to Mesoblast shareholders:

(a) The related party to whom the proposed resolution will permit a financial benefit to be given:
Angioblast Systems Inc (directly as it will be receiving the subscription funds from Mesoblast) and Professor Silviu Itescu (indirectly as a major shareholder of Angioblast Systems Inc)

(b) The nature of the financial benefit:
The investment by Mesoblast of up to Aus$8.5 million in subscribing for Series B Preferred shares in Angioblast

(c) Recommendations by each of the Directors of the Company:
Each of the Mesoblast Directors recommends the proposed investment in subscription for the Series B Preferred shares in Angioblast - other than Professor Silviu Itescu who has absented himself from the Mesoblast board deliberations concerning the proposed further investment in the Series B Preferred shares in Angioblast given his personal interest in the transaction (arising from his shareholding in Angioblast).

(d) In relation to each such Director, their interests in Resolution 1:
Apart from Professor Silviu Itescu, none of the Directors of the Company have any material interest in the outcome of Resolution 1. Mr Donal O'Dwyer (a director of Mesoblast) is Mesoblast's nominee to the Angioblast Board and as a director of Angioblast receives directors fees from Angioblast and has been granted certain options to subscribe for shares in Angioblast. The Mesoblast board regards the interests of Mr Donal O'Dwyer as immaterial.

2. RESOLUTION 2 – FURTHER OPTION TO INVESTMENT IN ANGIOBLAST

2.1 Further Option

Angioblast has also granted Mesoblast an option for Mesoblast to invest a further amount (up to Aus$5 million) at its discretion by subscribing for a further series of preference stock in Angioblast (**"Series "B-1" Preferred"**) to support additional funding for Angioblast leading up to completion of Phase II Clinical Trial. This option expires 15 months after the date of approval of Resolution 2 by Mesoblast shareholders.

Prior to Mesoblast being able to exercise this option, Angioblast must first have notified Mesoblast of its actual expenditure in relation to the Phase II Clinical Trial Report (as compared to its expenditure program), the details of the anticipated expenditure needed to produce the Phase II Clinical Trial Report and then agree with Mesoblast exercising this option.

It is the intention of the Mesoblast board that this option would not be exercised unless Mesoblast was able to access additional funding which did not impact on Mesoblast's current proposed Phase II Clinical Trial in an Orthopaedic indication.

2.2 Price and conversion

The Series B-1 Preferred Stock shall be purchased for the same price per share as the Series B Preferred (namely Aus$20.00) and shall have substantially the same terms as the Series B Preferred Stock, except for their conversion rate into ordinary shares in Angioblast. The conversion rate shall be equal to the lower of

(a) the rate being 10% higher than the conversion rate of the Series B Preferred, and

(b) any other price agreed between the Company and Mesoblast and if not agreed within 14 days of an exercise notice from Mesoblast, it will be deemed to be that rate specified in paragraph (a) above.

2.3 Independent Expert Report

Subject to the advantages, disadvantages and qualifications contained in the Independent Expert Report (attached as schedule 3), Deloitte Corporate Finance Pty Ltd has provided an opinion that the option and an investment in the Series B-1 Preferred shares is fair and reasonable to Mesoblast shareholders having regard to the valuation range assessed for Angioblast.

Mesoblast shareholders should carefully read the Independent Expert Report in its entirety. Mesoblast shareholders should have regard to the advantages and disadvantages identified in the Independent Expert Report (and as referred to earlier in this Information Memorandum).

2.4 Overview of comments by the Independent Expert re Option

While Mesoblast shareholders should read the entire Independent Expert Report, Deloitte Corporate Finance Pty Ltd have in respect of the Series B-1 Preferred Option ("**option**") noted that –

- No premium is to be paid for the grant of the option
- Angioblast must agree to Mesoblast exercising the option
- In their opinion the value of the Series B Preferred Shares is more than 10% higher than the price payable by

Mesoblast, which implies the exercise price under the option is currently not greater than the value of the Series B Preferred Shares assessed by Deloitte Corporate Finance Pty Ltd.

2.5 Reason for further investment and Board recommendation

The option for Mesoblast to make a further investment in the Series B-1 Preferred shares enables Mesoblast to increase its shareholding interest in Angioblast at a valuation which is comparable to the valuation used for determining the issue price of the Series B Preferred shares.

It should be noted that Mesoblast is under no obligation to exercise this option and given its 15 month term, it allows Mesoblast to monitor the continued research and development work of Angioblast in assessing whether to exercise this option.

Assuming no additional securities issued by Angioblast if exercised the option to acquire the Series B-1 Preferred shares would result in the issue of 250,000 Series B-1 Preferred shares in Angioblast to Mesoblast which equates to approximately 4.687% of the issued share capital of Angioblast on a fully diluted basis. In aggregate, combined with Mesoblast's percentage holding pursuant to both the Series A Preferred shares and the Series Preferred shares, on exercise of the option to acquire the Series B-1 Preferred shares and assuming the conversion of all preferred shares into ordinary shares, Mesoblast would then hold approximately 43.92% of the ordinary shares in Angioblast on issue.

The Board unanimously recommends that members vote in favour of Resolution 2 - other than Professor Silviu Itescu who has absented himself from the Mesoblast board deliberations concerning the proposed further investment in the Series B Preferred shares in Angioblast given his personal interest in the transaction.

2.6 PART 2E OF THE *CORPORATIONS ACT 2001* (CTH) – RELATED PARTY TRANSACTION

As outlined in section 1.7 above, the provision of any "financial benefit" by Mesoblast to a "related party" requires prior shareholder approval in accordance with the procedure set out in Part 2E.1 of the Corporations Act.

For the reasons outlined in section 1.7, the option (and its exercise) relating to a possible further investment by Mesoblast in Angioblast by subscription for Series B-1 Preferred shares requires prior Mesoblast shareholder approval in accordance with Part 2E.1 of the Act.

An approval pursuant to Part 2E of the Act requires the following information to be provided to Mesoblast shareholders:

(a) The related party to whom the proposed resolution will permit a financial benefit to be given:

- *Angioblast Systems Inc (directly) and Professor Silviu Itescu (indirectly as a major shareholder of Angioblast Systems Inc)*

(b) The nature of the financial benefit:
The investment by Mesoblast of up to up to Aus$5 million in subscribing for Series B-1 Preferred shares in Angioblast

(c) Recommendations by each of the Directors of the Company:
Each of the Mesoblast Directors recommends the proposed investment in subscription for the Series B-1 Preferred shares in Angioblast - other than Professor Silviu Itescu who has absented himself from the Mesoblast board deliberations concerning the proposed further investment in the Series B-1 Preferred shares in Angioblast given his personal interest in the transaction.

(d) In relation to each such Director, their interests in Resolution 2:
Apart from Professor Silviu Itescu, none of the Directors of the Company have any material interest in the outcome of Resolution 2. Mr Donal O'Dwyer (a director of Mesoblast) is Mesoblast's nominee to the Angioblast Board and as a director of Angioblast receives director's fees from Angioblast and has been granted certain options to subscribe for shares in Angioblast. The Mesoblast board regards the interests of Mr Donal O'Dwyer as immaterial.

3. VOTING EXCLUSION

In accordance with the ASX Listing Rules and section 224 of the Corporations Act, Mesoblast will disregard any votes cast on either Resolution 1 or Resolution 2 by:

- Professor Silviu Itescu; and
- any associate of Professor Silviu Itescu.

However Mesoblast need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is case by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. FURTHER INFORMATION

The directors of the Company are not aware of any other information which is relevant to the consideration by members of the proposed resolutions set out in the notice of general meeting.

The directors recommend members read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed resolutions before making any decision in relation to the proposed resolutions.

SCHEDULE 1

KEY SUBSCRIPTION TERMS FOR THE SERIES B PREFERRED SHARES

The Series B Preferred shares will be issued pro rata to Mesoblast on receipt of the corresponding monetary instalments in the same proportion that each of the monetary instalments when expressed as a percentage of the total subscription moneys to be paid for the full allotment of the Series B Preferred shares.

First series of Instalments

The first series of payments (totalling Aus$3 million) for the Series B Preferred shares are to be paid by Mesoblast to Angioblast by instalments as follows:

(a) Aus$1 million on approval by members of Mesoblast of Resolution 1 (**"Initial Payment"**), and

(b) the balance in five (5) equal quarterly instalments of Aus$400,000 commencing the first quarter following the payment of the Aus$1 million under (a) above.

Angioblast is required to apply these funds to development and commercialisation of the Common Technology Platform.

Second series of Instalments

The second series of instalments by Mesoblast for the Series B Preferred shares is to be used by Angioblast for the sole purpose of achieving Phase II Clinical Trial Report in the agreed cardiovascular indication using the Common Technology Platform.

Subject to Angioblast first obtaining IND Clearance from the FDA to commence the Phase II Clinical Trial, the second series of instalments (totalling of Aus$5.5 million) will only be paid to Angioblast as may be needed from time to time for Angioblast to achieve the Phase II Clinical Trial Report using the Common Technology Platform in accordance with the Expenditure Program agreed by Mesoblast and Angioblast. In this context:

'Phase II Clinical Trial Report' means in respect of the agreed Cardiovascular indication, the collation of all necessary data (including patient data) associated with the primary end point and the delivery of a clinical trial report analysis of that data, which if the results were positive would have supported the submission of an IND dossier to the FDA for the next phase of clinical development.), and

'Expenditure Program' means Angioblast's proposed development program related to Angioblast's first Phase II clinical trial in the agreed indication (**'Phase II Clinical Trial'**) which shall include main internal and third party/contract activities, milestones and budget amounts associated with such main activities.

All Series B Preferred Instalments

Mesoblast shall be under no obligation to subscribe for Series B Preferred for so long as Angioblast is in material default of any of its obligations under the 2006 Investment Documents.

If Angioblast fails to complete recruitment of patients for the Phase II Clinical Trial within 24 months of commencement of that trial or fails to comply with the Expenditure Program:

(a) the balance of the Series B Preferred shares not already issued to Mesoblast will immediately be issued to Mesoblast for no further payment by Mesoblast; and

(b) the Series B Preferred shares issued to Mesoblast will at the option of Mesoblast be convertible into ordinary shares if and when nominated by Mesoblast.

SCHEDULE 2

SERIES B PREFERRED SHARES

RIGHTS ARISING UNDER THE 2006 INVESTMENT DOCUMENTS

Dividend Rights:

Holders of the Series B Preferred shares are entitled, in priority to holders of common stock, to receive any dividends declared by the board of Angioblast up to the Series B Valuation Price of each share (calculated by formula in the 2006 Investment Documents to be Aus$53.403 per share) (**'Series B Valuation Price'**), subject to certain adjustments.

Voting:

Holders of the Series B Preferred shares have the same voting rights (on an as converted basis) as holders of common stock.

Additional voting rights:

Angioblast must obtain the approval of the holders of a majority of the Series B Preferred shares before undertaking certain actions. Those actions include amendments of the Certificate of Incorporation which adversely affect holders of the Series B Preferred shares, increasing or decreasing the authorised number of Series B Preferred shares, payment of common stock dividends without first satisfying all outstanding preferred dividends due to the holders of the Series B Preferred shares, the creation of any class of equity ranking equal to or above Series B Preferred shares, the voluntary liquidation or winding up of the corporation and the entry into any agreements or arrangements with third parties relating to Angioblast intellectual property rights without the prior consent of Mesoblast.

Liquidation:

On a liquidation or winding up of Angioblast holders of the Series B Preferred shares are entitled, in priority to holders of common stock, to receive the net assets of Angioblast (after satisfaction of all liabilities) up to the Series B Valuation Price (plus declared but unpaid dividends, subject to certain adjustments), with any remaining balance to be distributed to common stock holders pro rata based on their proportionate shareholdings.

Dilution:

Mesoblast ownership of shares in Angioblast arising from the conversion of the Series B Preferred ("**Series B Ownership**") may be diluted to reflect

(a) where at any time Mesoblast has not yet subscribed for all of the 425,000 Series B Preferred, in which case the Series B Ownership by Mesoblast shall be equal to the number of Series B Preferred shares issued to Mesoblast expressed as a percentage of 425,000, and

(c) any dilution contemplated by the permitted Angioblast capital raising described below or to the extent arising as a result of the exercise by Mesoblast of its option to subscribe for the Series B-1 Preferred shares as detailed in Resolution 2.

Series B Conversion Event - Automatic Conversion:

All Series B Preferred then on issue will convert to ordinary shares, the total of which will give Mesoblast an additional 8.854% interest in the total issued capital of Angioblast, (subject to a dilution for any capital raising as outlined in Schedule 2) on the occurrence of either of the following events:

(i) Angioblast becomes listed on a recognised exchange ("**Listed**" or "**IPO**") or undertakes a "change in control" of Angioblast (being 50% change in shareholding due to a transfer of Shares, not an issue of new shares), and at least 60 days prior to such automatic conversion of the Series B Preferred shares, Mesoblast is given written notice of the conversion event, in which case Mesoblast may (but is not obliged) within 14 days from receipt of that notice elect to subscribe and pay no later than 45 days from the date of an election notice by Mesoblast for (and Angioblast shall issue) the balance of the Series B Preferred (not yet subscribed and issued);

(ii) completion by Angioblast of recruitment of patients for the Phase II Clinical Trial as mandated by the FDA and at least 50 days prior to such automatic conversion of the Series B Preferred shares, Mesoblast is given written notice of the conversion event, in which case Mesoblast must within 45 days from the date of that notice subscribe and pay for (and Angioblast shall issue) the balance of the Series B Preferred shares comprising the (not yet subscribed and issued).

After conversion of the Series B Preferred shares held by Mesoblast into ordinary shares in Angioblast and in the absence of any subsequent IPO or change of control, should Angioblast fail to deliver the "**Phase II Clinical Trial Report**" within 39 months from first patient recruitment, then additional shares in Angioblast must be immediately issued to Mesoblast as if the conversion formula of Series B Preferred (i.e. to a total of a further 8.854% of the issued capital of Mesoblast), was doubled (resulting in a conversion factor of 17.708%).

Angioblast Board decisions:

The Mesoblast nominated directors on the board of Angioblast have an effective right of veto with respect to a range of material decision making areas of Angioblast, including:

(a) the adoption of, and any amendments to, the Annual Program (as it relates to obtaining IND Clearance and obtaining a Phase II Clinical Trial Report),

(b) the entry by Angioblast into any transaction which directly or indirectly provides a material financial benefit (in cash or in kind) to any directors, any stockholder of Angioblast or any associate of them,

(c) the variation of any obligations, rights or entitlements attaching to any shares in Angioblast,

(d) the acquisition by Angioblast of an equity interest in a business or another company for an amount equal to or greater than Aus$1,000,000 (individually or in aggregate),

(e) any material transaction in respect of Angioblast's Intellectual Property or any Future Intellectual Property,

(f) a transaction or series of related transactions involving the transfer by Angioblast of an asset or assets having an aggregate book or market value (whichever is the greater) equal to or in excess of Aus$1,000,000 (individually or in aggregate),

(g) the creation of any security interest (such as a mortgage, pledge, lien, charge, assignment by way of security, preferential right or other arrangement) over an asset (including without limitation its Intellectual Property) of Angioblast.

(h) Angioblast entering into a commitment or liability which is not in the ordinary course of its business (some exceptions),

(i) declaration of any dividends, and

(j) any material divergence from, or material variation to, the Expenditure Program.

Angioblast Board Representation:

The Angioblast board of directors currently consists of 4 directors. The Angioblast constitution provides for the board of directors to consist of up to 6 directors.

The holders of Angioblast common stock have the right to elect two directors.

The holders of the Series B Preferred shares (being Mesoblast) has elected one director to the board of Angioblast with the Angioblast Constitution providing a right for Mesoblast to elect a second in the near future. Pending that second appointment (and during any vacancy of a second Mesoblast representative from the Angioblast Board) the Mesoblast Representative on the board has a voting entitlement of 2 members of the board (i.e. 2 votes).

These entitlements of Mesoblast to Board representation shall remain and correspond to the following holdings by Mesoblast, in the aggregate, of preference shares or ordinary shares as a percentage of the total number of the then issued ordinary shares in Angioblast:

(i) two (2) board seats for so long as the percentage is greater than 33%;

(ii) one (1) board seat for so long as the percentage is less than or equal to 33% but greater than 16%; and

(iii) no board seats if the percentage is less than or equal to 16%.

All Angioblast shareholders (irrespective of class of share / stock) voting together on an as-converted basis, will elect the fifth director.

If there is to be a sixth director, that sixth director will be the chief executive officer of Angioblast and shall be elected or removed by majority vote of the Angioblast Board excluding the chief executive officer.

Any decision after conversion of the Series B Preferred to increase the number of directors to a number greater than 6 will require the majority decision of the holders of common stock, provided that where the number of directors on the board is increased above six (6), Mesoblast will have a right to nominate that number of directors on the board in the same proportion as its shareholding compared to the total number of issued ordinary stock in Angioblast.

Restrictions on Further Capital raising by Angioblast:

Angioblast, with approval by a majority of the Angioblast board of directors (note the above Mesoblast voting entitlements), may at any time issue new shares provided it complies with the following provisions:

Definition: For these purposes of the below permitted Angioblast share issues, the "**Series B Upround Valuation**" at any particular time is deemed to be the greater of:

(i) the Series B Valuation Price plus 20% ; and

(ii) the Series B Valuation Price increased by any percentage increase in the 4 consecutive month volume weighted average price of the publicly traded ordinary shares of Mesoblast, measured as of the 4 months ending on the date of the Initial Payment, as compared to the 4 months ending on the date of the new capital raising by Angioblast or share transfer in accordance with the 2006 Investment Documents (as the case may be)

Future Upround Capital Raising by Angioblast - If Angioblast shares are to be issued at a value that is greater than or equal to the Series B Upround Valuation, prior Mesoblast approval is not required if:

(i) the aggregate capital raise is for at least an aggregate of $5million;

(ii) the offer is for cash only, in return for which Angioblast is only to issue Angioblast shares providing they have rights junior or equal (in all respects including time and entitlements) to the Series B Preferred shares, and

(iii) for the period of 2 months from the date of the issue of Angioblast shares under an upround Mesoblast has a right to subscribe for further Angioblast shares to maintain its percentage equity on a fully diluted basis on the same terms as the capital raise.

Future Downround Capital Raising by Angioblast - If Angioblast shares are to be issued at a value that is lower than the Series B Valuation Price, prior Mesoblast approval is not required if:

(i) the proposed issue is after 30 June 2007 and Mesoblast is first offered the right by Angioblast by written notice (**Downround Notice**) to exercise its Option to Series B-1 Preferred within 30 days of receipt of Mesoblast of the Downround Notice to take up further Angioblast shares in Angioblast at the proposed price of the Angioblast shares proposed by Angioblast for that downround (**Downround Price**);

(ii) the downround issue is made within 6 months of Mesoblast failing to exercise its Option in accordance with paragraph (i) above and is on terms no more favourable than the Downround Price offered to Mesoblast;

(iii) is for cash only, in return for which Angioblast is only to issue Angioblast shares providing they have rights junior or equal (in all respects including time and entitlements) to the Series B Preferred shares,

(iv) the capital raising does not exceed an aggregate issue price of $5 million,

(v) for the period of 2 months from the date of the issue of Angioblast shares under a downround, Mesoblast has a right to subscribe for further Angioblast shares to maintain its percentage equity on a fully diluted basis on the same terms as the capital raise, and

(vi) in any event there is no dilution of Mesoblast's Series B Preferred share rights until all Series B Preferred shares are issued and converted into ordinary Angioblast shares.

Future Flat round Capital Raising by Angioblast - If Angioblast shares are to be issued at a value that is less than the Series B Upround Valuation but greater than or equal to the Series B Valuation Price, prior Mesoblast approval is not required if:

(i) the offer is for cash only, in return for which Angioblast is only to issue Angioblast shares providing they have rights junior or equal (in all respects including time and entitlements) to the Series B Preferred shares,

(ii) the aggregate capital raise is for at least an aggregate of $5million,

(iii) for the period of 2 months from the date of the issue of Angioblast shares under a flatround, Mesoblast has a right to subscribe for further Angioblast shares to maintain its percentage equity on a fully diluted basis on the same terms as the capital raise, and

(iv) there is no dilution of the Mesoblast's Series B Preferred share rights until all Series B Preferred shares are issued and converted into ordinary Angioblast shares.

If Angioblast issues any Angioblast shares as contemplated by the 2006 Investment Documents, it shall only do so if Angioblast reasonably determines, in its sole discretion, that the investment is for an application that will not prevent or delay Angioblast from executing the Phase II Clinical Trial in substantial compliance with the Expenditure Program.

These restrictions on issuing Angioblast shares cease upon the conversion of the Series B Preferred into Common Stock.

Restrictions on transfers of Angioblast Shares:

General Transfer Provisions

Regardless of whether there are any Series B Preferred shares on issue, transfers of shares in Angioblast are also subject to the following provisions:

(a) Except as already disclosed to the board of Angioblast prior to the date of entry into the 2006 Investment Documents in respect of any existing rights and unless approved by a majority of Angioblast shareholders (including the right of Mesoblast to vote on a fully diluted basis), there shall be no transfers by any shareholder until completion by Angioblast of patient recruitment for the Phase II Clinical Trial;

(b) No Angioblast shareholder has any pre-emptive rights;

(c) Transfers may only be for cash or shares in a company listed on a recognised stock exchange;

(d) Tag Along Rights apply to any Angioblast shareholder or option holder wishing to sell its Angioblast shares or options;

(e) Drag Along Rights apply with respect to a proposed sale by a holder (or holders in aggregate) of a majority of Angioblast shares.

Permitted Transfers:

Despite any of the above provisions:

(a) Prior to completion of recruitment of patients for the Phase II Clinical Trial any Angioblast shareholder (including Mesoblast) may transfer up to one third of their then current shareholding (after first securing "**Majority Angioblast Shareholder**" approval being approval from the holder or holders in aggregate of more than 50% of the issued Angioblast shares) provided:

(i) the Angioblast shares are transferred for a price equal to or greater than the Series B Upround Valuation,

(ii) the transferee or beneficial owner is not a competitor of Angioblast or Mesoblast, and

(iii) in the case of a transfer to a "Strategic Investor" any related or associated transferees (or beneficial owners) in aggregate do not own more than 10% of the share capital of Angioblast after the transfer,

in which case Tag Along Rights and Drag Along Rights shall not apply, and

(b) After completion by Angioblast of recruitment of patients for the agreed Phase II Clinical Trial any Angioblast shareholder may transfer some of their shareholding, in which case the Tag Along Rights and Drag Along Rights shall apply, and

(c) At any time, a proposed sale by a holder (or holders in aggregate) of a majority of Angioblast shares is permitted, in which case the Tag Along Rights and Drag Along Rights above shall apply

For the purposes of this section,

"**Drag Along Rights**" refer to the ability of a Majority Angioblast Shareholder (after completion by Angioblast of recruitment of patients for the Phase II Clinical Trial) who wishes to accept an offer from a third party to purchase all of the Majority Shareholder's Angioblast shares (and or options) to compel all other shareholders to sell their Angioblast shares to the same third party at the same time and on the same terms as the Majority Angioblast Shareholder.

"**Tag Along Rights**" refer to the requirement upon all Angioblast Shareholders who receive any offer from a third party (a "*Selling Shareholder*") to purchase their Angioblast shares (after completion of recruitment of patients for the Phase II Clinical Trial) to advise all other Angioblast shareholders ("*Other Shareholders*") of the third party offer and advise those Other Shareholders that they may chose to require the Selling Shareholder to require the third party to also purchase the shares owned by those Other Shareholders (on the same terms and at the same time)

Continuing Mesoblast Rights:

On conversion of the Series B Preferred shares, all of the above restrictions on transfers of Angioblast shares shall continue to bind all shareholders of Angioblast until a Change in Control of Angioblast occurs (being a 50% change in shareholding due to a transfer of existing Angioblast shares, not an issue of new Angioblast shares) or an IPO and listing of Angioblast on a recognised stock exchange (subject to compliance with applicable regulatory requirements).

SCHEDULE 3

INDEPENDENT EXPERTS REPORT

Deloitte.

Mesoblast Limited

Independent expert's report

26 September 2006

Deloitte Corporate Finance Pty Limited
ABN 19 003 833 127
AFSL 241457

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

Financial services guide

26 September 2006

What is a Financial Services Guide?

This Financial Services Guide ("FSG") is an important document the purpose of which is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence ("AFSL") No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by Mesoblast Limited to give general financial product advice in the form of a report to be provided to you in connection with the Proposed Transaction with Angioblast Systems Inc. You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

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The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

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The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

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If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

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Deloitte.

Deloitte Corporate Finance Pty Limited
ABN 19 003 833 127
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180 Lonsdale Street
Melbourne VIC 3000
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www.deloitte.com.au

The Independent Directors
Mesoblast Limited
Level 39
55 Collins Street
Melbourne VIC 3000

26 September 2006

Dear Directors

Independent expert's report

Introduction

Subject to shareholder approval, Mesoblast Limited (Mesoblast or the Company) has agreed to make an additional equity injection into Angioblast Systems Inc. (Angioblast), a US based company in which Mesoblast currently owns 33.3%. In addition, Angioblast will separately grant an option to Mesoblast to injection up to an additional $5 million (together, the Proposed Transaction).

Under the Proposed Transaction, Mesoblast will inject up to an additional $8.5 million (in instalments) into Angioblast, and, as a result, its interest in the equity of Angioblast will increase from 33.3% (in stages) up to 39.2%, via the issue of additional preference shares (Series B Preferred shares) in Angioblast (Additional Investment in Angioblast). In addition, Angioblast will issue an option to Mesoblast to invest up to a further $5 million into Angioblast, via the issue of a further series of preference shares (Series B-1 Preferred shares) (further option to invest in Angioblast).

Mesoblast and Angioblast share a common significant shareholder (Professor Silviu Itescu) and common Directors (Professor Silviu Itescu and Mr Donal O'Dwyer).

The independent directors of Mesoblast (the Independent Directors) have requested Deloitte Corporate Finance Pty Limited (Deloitte) to prepare an independent expert's report advising whether the Proposed Transaction is fair and reasonable to holders of Mesoblast's ordinary securities whose votes are not to be disregarded (non-associated shareholders).

Purpose of the report

Chapter 10 of the Listing Rules (the Listing Rules) of the Australian Stock Exchange Limited (ASX) requires, when a related party transaction is proposed, the preparation of a report by an independent expert stating whether the proposed transaction is fair and reasonable to the non-associated shareholders. The Independent Directors have requested Deloitte to provide an independent expert's report advising whether, in our opinion, the Proposed Transaction is fair and reasonable to the non-associated shareholders.

We have prepared this report having regard to Chapter 10 of the Listing Rules, Chapter 2E of the Corporations Act, and the relevant ASIC Policy Statements and Practice Notes.

This report is to be included in the notice of the meeting to approve the Proposed Transaction (the Notice of Meeting), which will be sent to Mesoblast's shareholders (shareholders), and has been prepared for the exclusive purpose of assisting shareholders in their consideration of the Proposed Transaction. This report should not be used for any other purpose.

Basis of evaluation

Our opinion as to whether or not the Proposed Transaction is fair and reasonable to the non-associated shareholders has been based on an assessment of the overall consequences of the Proposed Transaction. In making this assessment we have:

- assessed a range of values for Angioblast compared to the equity to be injected by Mesoblast. The Proposed Transaction will be fair provided the fair market value of Mesoblast's additional stake in Angioblast is greater than the likely net present value of the consideration to be paid
- assessed the reasonableness of the Proposed Transaction by considering the advantages and disadvantages of undertaking the Proposed Transaction to Mesoblast, compared to not undertaking the Proposed Transaction.

Summary and conclusion

In our opinion, the Proposed Transaction is fair and reasonable. In reaching our opinion we have performed an analysis of the likely advantages and disadvantages to Shareholders of accepting the Proposed Transaction. This includes a comparison of the net present value of the consideration paid to Angioblast to the value of Angioblast Series B Preferred shares issued to Mesoblast.

We summarise our valuation and other analysis below.

Valuation

We have valued:

- 100% of Angioblast (on a control basis) in the range of $125.1 million to 152.5 million
- a 8.854% interest in Angioblast (on a minority basis) in the range of $8.3 million to $11.4 million
- the net present value of the consideration to be $5.9 million.

We set out our analysis in the table below:

Summary of valuation

	Low $m	High $m
Assessed value of 100% of Angioblast prior to the Proposed Transaction	125.1	152.5
Cash balance	1.2	1.2
Value of 100% of Angioblast (on a control basis)	*126.3*	*153.7*
Discount for minority interest	30%	20%
Value of 100% of Angioblast (on a minority interest basis)	*88.4*	*123.0*
Present value of new investment in Angioblast by Mesoblast[1]	5.9	5.9
Value of 100% of Angioblast after the Proposed Transaction	*94.3*	*128.8*
Value of 8.854% of Angioblast after the Proposed Transaction	**8.3**	**11.4**

Source: Deloitte analysis

Advantages of the Proposed Transaction

We have identified the following advantages to Mesoblast's non-associated shareholders of undertaking the Proposed Transaction:

- the Proposed Transaction is fair:
  - we have valued an 8.854% interest in Angioblast in the range of $8.3 million to $11.4 million on a minority interest basis
  - this is higher than our assessment of the net present value of the consideration of $5.9 million, as set out in the table below

Evaluation of fairness

	Section	Low value $m	High value $m
Deloitte assessed value of an 8.854% interest in Angioblast (minority basis)	6.2.6	8.3	11.4
Consideration paid by Mesoblast for an 8.854% interest in Angioblast	6.2.6	5.9	5.9

Source: Deloitte analysis

  - we have estimated the fair market value of Angioblast using the discounted cash flow method, which estimates the value of Angioblast by discounting its estimated future cash flows to their present value. We engaged Acuity Technology Management Pty Limited (Acuity), an independent expert in biotechnology, to prepare a report providing projections of cash flows for Angioblast and an assessment of the probability of Angioblast's technology successfully advancing through each phase of its development. This report is attached in Appendix 4
- the Proposed Transaction provides Mesoblast shareholders with a further opportunity to maximise their potential earnings from the commercialisation of adult stem cell technology being developed by Angioblast while minimising the costs associated with supporting the research and development (R&D)
- the Proposed Transaction is structured so that, the proposed investment of $8.5 million and allocation of Series B Preferred shares occurs in two stages and completion of milestones:
  - Stage I: An initial payment of $3 million (the Initial Close) payable in instalments for the issuance of 150,000 Series B Preferred shares. Angioblast is required to apply these funds to development and commercialisation of the Common Technology Platform.
  - Stage II: Payments totalling $5.5 million (the Second Close) in instalments for the issuance of 275,000 Series B Preferred shares. The payments are conditional upon the written approval by the FDA to commence Phase II clinical trials. The Second Close is intended for the sole purpose of achieving the Phase II clinical trial report and will be paid in line with an agreed expenditure program which is contingent upon Angioblast meeting various milestones associated with clinical outcomes

  This instalment structure reduces the risk to Mesoblast and its shareholders

- the Proposed Transaction provides Mesoblast with an option to invest up to a further $5 million in Angioblast (contingent upon Angioblast's approval) within 15 months of shareholder approval of the Proposed Transaction through the purchase of Series B-1 Preferred shares. The Mesoblast board of directors has stated that they would not exercise this option unless Mesoblast was able to access funding which did not impact on Mesoblast's current proposed Phase II Clinical Trial in an Orthopaedic indication.

  The Series B-1 Preferred shares shall be issued for the same price per share as the Series B Preferred shares and shall have substantially the same terms as the Series B Preferred shares, except for their conversion rate into ordinary shares in Angioblast. The conversion rate shall be equal to the lower of:

  - the rate being 10% higher than the conversion rate of the Series B Preferred
  - any other price agreed between Angioblast and Mesoblast.

  We have not attributed value to the option in considering the valuation of the Proposed Transaction, however, the option may lead to an overall increase in the value of the Proposed Transaction to Mesoblast.

- the transaction agreements provide Mesoblast with the following shareholder rights including:

  - the appointment of a second Mesoblast director on the Angioblast board
  - anti-dilution provisions associated with new capital raising
  - restrictions associated with debt raisings and, subject to certain exceptions, a moratorium which prevents Angioblast dealing with its technology with other third party organizations
  - penalties for non performance including a possible doubling up of shares to be issued to Mesoblast
  - Angioblast is obligated to comply with an agreed project expenditure program whereby funds must be used only to progress Phase II trials and that Angioblast must provide periodic information to Mesoblast on progress.

Disadvantages of the Proposed Transaction

We have identified the following disadvantages to Mesoblast's non-associated shareholders of undertaking the Proposed Transaction:

- our valuation of Angioblast recognises the substantial risks associated with pre-clinical stage projects. If a project does not reach a commercial stage of development in future years, the value of Angioblast is likely to be significantly lower than our estimated value of Angioblast
- the investment will lead to the issue of further shares in Angioblast which will have the effect of diluting Mesoblast's existing 33.3% shareholding in Angioblast to around 30.382% (or further if Angioblast fails to deliver the "Phase II Clinical Trial Report" within 39 months from first patient recruitment)
- following the Proposed Transaction, Mesoblast will continue to have a minority interest in Angioblast and will be subject to the risks associated with being a minority shareholder
- due to their small size, both Mesoblast and Angioblast outsource a significant portion of their operations. Mesoblast will become increasingly reliant on Angioblast to monitor the quality of R&D that is undertaken by third parties
- since the value of Angioblast is denominated in US$, the Proposed Transaction is likely to increase the exposure of Mesoblast to fluctuations in the $ and US$ exchange rates.

Opinion

In our opinion, the Proposed Transaction is fair and reasonable to Mesoblast shareholders.

An individual Mesoblast shareholder's decision in relation to the Proposed Transaction may be influenced by his or her particular circumstances. If in doubt the Mesoblast shareholder should consult an independent adviser.

This opinion should be read in conjunction with our detailed report which sets out our scope and findings.

Yours faithfully

DELOITTE CORPORATE FINANCE PTY LIMITED

Hamish Blair	**Stephen Reid**
Director	Director

Note: All amounts stated in this report are Australian dollars unless otherwise stated. Where required, they have been translated at the spot rate of US$0.7623, the prevailing rate on 25 August 2006.

Contents

Appendices

1 Terms of the Proposed Transaction

1.1 Summary

Mesoblast has agreed to make an additional equity injection into Angioblast, a United States of America (US) based company in which Mesoblast currently owns 33.3%. The further investment will take Mesoblast's interest in Angioblast to approximately 39.2%. Professor Silviu Itescu is a major shareholder in both Mesoblast and Angioblast and is both the Company's founder and Chief Scientific Advisor. Mr Donal O'Dwyer is Mesoblast's representative on the Angioblast board and is also a member of the Mesoblast board.

Under the Proposed Transaction, Angioblast will issue Mesoblast a total of 425,000 Angioblast Series B Preferred Stock (Series B shares) for a purchase price of $20.00 per share (total $8.5 million).

This equates to an agreed holding of 8.854% of all shares in Angioblast (after taking into account the expected number of shares on issue). As a result, based on the current number of shares issued by Angioblast and Mesoblast's current holding of shares, Mesoblast's interest in Angioblast will increase from 33.3% to 39.2%. (the issue of additional shares will dilute Mesoblast's existing 33.3% interest in Angioblast to 30.382% immediately following completion of Angioblast's Investigational New Drug (IND) submissions to the US Food & Drug Administration).

The Proposed Transaction includes conditions, the most significant being:

- the investment and allocation of Series B shares occurs in two stages and payments are made upon completion of milestones:
  - Stage I: An initial payment of $3 million (the Initial Close) payable in instalments of:
    - $1 million on the date of the shareholders approval for the issuance of 50,000 Series B shares
    - the issuance of 10,000 Series B shares as recompense for $0.2 million in project costs incurred by Mesoblast
    - five quarterly instalments of $0.36 each million (total payment of $1.8 million) for the issue of 18,000 Series B shares (total issuance of 90,000 Series B shares)
  - Stage II: Payments totalling $5.5 million (the Second Close) in instalments for the issuance of 275,000 Series B shares. The payments are conditional upon the written approval by the FDA to commence Phase II clinical trials. The Second Close is intended for the sole purpose of achieving Phase II clinical trial report and paid in line with an agreed expenditure program
- the granting of an option to Mesoblast to subscribe for up to an additional $5 million of Series B-1 Preferred shares in Angioblast within 15 months of shareholder approval.

  The Series B-1 Preferred shares shall be issued for the same price per share as the Series B Preferred shares and shall have substantially the same terms as the Series B Preferred shares, except for their conversion rate into ordinary shares in Angioblast. The conversion rate shall be equal to the lower of:

  - the rate being 10% higher than the conversion rate of the Series B Preferred

- any other price agreed between Angioblast and Mesoblast

- upon an initial public offering of Angioblast, a change in control or completion of recruitment of patients for the Phase II clinical trials as mandated by the FDA, the Series B shares automatically convert into fully-paid ordinary shares of Angioblast
- the appointment of a second Mesoblast director to the Board of Angioblast
- after a defined period should Angioblast fail to meet milestones, the investment will automatically convert into the full allocation of shares without further payment
- should completion of a Phase II report to the FDA fail to be completed then the number of Series B Preferred shares to be issued to Mesoblast will double
- subject to certain exceptions, Angioblast cannot deal with the technology including the sale of the technology.

1.2 Mesoblast's intentions

Angioblast is a US company primarily focused on developing technologies relating to the application of MPC, which are a form of adult stem cell for cardiovascular markets. An increased equity interest in Angioblast by Mesoblast will enable Angioblast to further develop its existing products. Angioblast management have set the following major development initiatives for the MPC, which, while forming part of the original 33.3% investment, will be supported by the further investment:

- completion of preclinical trials and Phase 1b autologous human trials
- completion of Good Manufacturing Practices (GMP) as defined by the FDA for manufacturing process development
- GMP production to support allogeneic Phase II human clinical trials.

Angioblast is currently focused upon the finalisation of IND submissions to the FDA. The further Mesoblast investment of $8.5 million will enable Angioblast to progress an agreed application to Phase II clinical trials under US FDA guidelines. From the following list, Angioblast is to progress a single agreed application to allogenic Phase II trials:

- class III heart failure trial by surgical cell implantation
- class III heart failure trial by catheter implantation
- Myocardial Infarct (MI) trial by catheter implantation.

In addition to the MPC development initiatives, goals have also been set for the development of both stromal-derived factor 1 (SDF-1) and plasminogen activator inhibitor type 1 (PAI-1).

2 Scope of the report

2.1 Purpose of the report

The Proposed Transaction is subject to the Listing Rules of the ASX and the Corporations Act 2001. The directors of Mesoblast have appointed Deloitte to prepare an independent expert's report, expressing our opinion as to whether or not the Proposed Transaction is fair and reasonable to the non-associated shareholders, to fulfil the requirements of ASX Listing Rule 10 and Chapter 2E of the Corporations Act.

Chapter 10 of the Listing Rules requires shareholder approval where an entity undertakes a significant transaction (e.g. purchase of an asset, including subscribing for additional shares) with a related party. Since Professor Silviu Itescu is a director of (and a substantial shareholder of) both Mesoblast and Angioblast, shareholder approval under ASX Listing Rule 10 is required for the Proposed Transaction. Professor Itescu is not permitted to vote on the Proposed Transaction.

Paragraph 10.10.2 of ASX Listing Rule 10 states that the Notice of Meeting sent to shareholders must include an independent expert's report stating whether the Proposed Transaction is fair and reasonable to the holders of the non-associated shareholders (i.e. all shareholders other than Professor Itescu).

2.1.1 Basis of evaluation

The ASX Listing Rules do not provide a definition of fairness or reasonableness. Accordingly, we have had regard to the definitions set out in ASIC Policy Statements (PS), in particular ASIC PS74: Acquisitions agreed to by shareholders (PS74).

PS74 provides guidelines for independent experts on how to evaluate whether or not a proposed transaction is fair and reasonable when preparing reports. PS74 states that the evaluation should:

- be judged on the basis of all the circumstances of the proposed transaction
- compare the likely advantages and disadvantages to the non-associated shareholders if the proposed transaction is agreed to, with the advantages and disadvantages to those shareholders if it is not
- consider the value of the interest in the company that is being offered compared with the cost of this interest, but this should not be the sole factor in evaluating the proposed transaction.

In forming our opinion on whether or not the Proposed Transaction is fair and reasonable to the non-associated shareholders of Mesoblast we have considered the likely advantages and disadvantages to non-associated shareholders of the Proposed Transaction proceeding with the likely advantages and disadvantages of the Proposed Transaction not proceeding. As part of this analysis we compared the value of an ordinary Angioblast share with the price to be paid by Mesoblast.

2.1.2 Limitations and reliance on information

The opinion of Deloitte is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. This report should be read in conjunction with the declarations outlined in Appendix 6.

Our procedures and enquiries do not include verification work nor constitute an audit in accordance with Australian Auditing Standards (AUS), nor do they constitute a review in accordance with AUS 902 applicable to review engagements.

3 Biotechnology industry

3.1 Structure of industry

General

The primary activities of companies within the biotechnology industry that are focused upon the development of biologics for regenerative medicine include:

- deoxyribonucleic acid (DNA) coding
- cell and tissue culture engineering
- process biotechnologies
- sub-cellular organisms.

The industry is based on four major industry players that account for about 75% of all products in the market and a large number of small to medium sized enterprises that have a single product focus. Biotechnology companies undertake R&D into products, and if they are successful, they have historically licensed out their technology to large multinational pharmaceutical companies that have a presence in the marketplace.

Cardiovascular diseases

Angioblast is based in the US and has a number of platform technologies under development. The primary and most advanced platform is adult MPCs for the treatment of cardiovascular diseases. We have outlined this segment of the industry below.

The global prescription and over-the-counter pharmaceutical market was estimated to be in excess of US$600 billion in 2005 at the retail level. Cardiovascular disease is a leading therapeutic category worth over US$75 billion in 2004 and is expected to exceed US$100 billion by 2008. This broad-based group includes treatments for heart attacks, hypertension, angina, arrhythmia, and elevated cholesterol levels. Cardiovascular drugs represent a high priority for many leading drug companies.

Cardiovascular disease was estimated to cost the United States US$287 billion in 1999, and the burden continues to grow as the population ages.

The principal aims of cardiovascular therapies are to reduce morbidity and mortality from heart attacks, strokes and other blood vessel related disease. The markets for treating congestive heart failure and the consequences of heart attack are currently poorly serviced.

The delivery of stem cells to a patient for therapeutic purposes is a new approach to therapeutic intervention and there are, as yet, no products generating substantial income. An effective cell therapy that helps in repairing the heart would probably have a large market, as it would substitute many existing therapies, and provide treatment for conditions which are currently untreatable. At this stage, however, as no therapy has progressed beyond early clinical trials, it is unlikely that significant operating revenues from these therapies will be generated before 2010 unless the Company sells the technology or components of the technology beforehand.

Development of a new therapeutic modality is risky and is composed of several stages, during which the sponsor gathers evidence to convince government regulators that it can consistently manufacture a safe and efficacious[1] form of the treatment for the medical condition it is intended to address. At the end of each stage, the company uses the technological and market information revealed up to that point to decide whether to abandon or continue development.

Angioblast has entered human clinical trials. From information supplied to the market by Mesoblast and Angioblast it is apparent that the companies will, subject to FDA final approvals be required to undertake an abbreviated clinical trial program to that required for novel chemical-based pharmaceuticals, termed new chemical entities (NCE). In particular, it is apparent from trials being undertaken by other companies, including Osiris Therapeutics Inc (Osiris), for adult stem cells that Phase I trials will not be required, it is also anticipated that, depending upon results, Phase II trials may be abbreviated.

[1] Efficacious - having the power to produce the desired result, especially a cure or an improvement in somebody's physical condition

From empirical evidence available as to the statistical likelihood of a project at any given stage progressing to the next stage, we set out below the various generic stages together with the necessary clinical trials and associated probability of progressing to the next stage (as determined by Acuity). We note that Angioblast is able to by-pass the majority of Phase I requirements since MPC's already exist in people, and are not new molecules:

Figure 1: Generic stages of study required

Stage	Assessed probability of success fully moving to next phase	Description
• Phase I	70.7%	• testing is generally conducted in a small number of (usually healthy) volunteers to obtain information on toxicity and safe dosing ranges in humans • data is also collected on a novel drug's absorption and distribution in the body, its metabolic effects, and the rate and manner in which the drug is eliminated from the body • in order to progress, it will be important to demonstrate that there are no immunological responses from the recipient, that the cell formulation does not contain substances and other cell types which can be detrimental, and that cells grow and divide in a predictable and desirable manner • it is also unethical to administer living cells to healthy humans and the most likely approach for a Phase I study is to use patients in which some therapeutic benefit may result or at least individuals in whom an adverse consequence may have limited impact on their prognosis
• Phase II	47.7%	• the treatment is administered to a larger number of individuals selected from among patients for whom the adult stem cell therapy is intended • successful Phase II trials provide significant evidence on efficacy and additional data on safety and dosage level • final product specification and manufacturing process are generally finalised at this stage
• Phase III	56.7%	• the final premarketing phase involves large-scale trials on patients to obtain additional evidence of efficacy • larger sample sizes increase the likelihood that actual benefits will be found statistically significant, and that any adverse reactions that may occur infrequently in patient populations, will be observed • phase III trials are designed to approximate closely the manner in which the drug or therapy will be used after marketing approval
• Regulatory approval	80.0%	• after the clinical trial phases have been completed and the company believes it has sufficient evidence for approval, it submits an application to the regulatory authority in each country where it wishes to sell that product seeking approval to market it

Source: Mesoblast Prospectus dated 16 November 2004 and Annual Report 2005, Acuity Report

The route to market for stem cells is still evolving due to the newness of the technology and Angioblast is amongst the pioneers.

Prevalence & Incidence of Heart Disease

Angioblast's product development programs are aimed at several cardiovascular conditions. Currently almost 10% of the adult population of the US has some form of cardiovascular disease. Heart failure affects as many as 20 million people worldwide and approximately 5 million people in the US alone, with 550,000 new cases per year. Heart failure is responsible for almost one million hospitalisations per year in the US and contributes to, or causes, 300,000 deaths per year and is the number one cause of death among patients over the age of 65.

Treatments for heart attack are relatively ineffective in preventing heart failure and none of them is capable of increasing the formation of blood vessels or inducing cardiac repair to minimize the risk of heart failure.

None of these therapies rebuild heart tissue, but merely alleviate heart failure symptoms such as shortness of breath and fatigue. Since none of these agents rebuild the damaged heart or stop the underlying disease, congestive heart failure inexorably progresses.

3.2 Competing technologies

There are currently clinical trials in progress or intended to start shortly, excluding Angioblast, using adult stem cells (although not mesenchymal stem cells) for therapeutic applications. One of these is directed at treatment of cardiac disease.

US-based Osiris is a stem cell therapeutic company focused on developing and marketing products to treat medical conditions in the inflammatory, orthopaedic and cardiovascular areas. Osiris recently listed on NASDAQ and at the date of this report had a market capitalisation of approximately US$300 million. The methods used by Osiris to isolate stem cells result in very heterogeneous populations which contain a large population of with non stem cell lineage. This results in culture expansion of a population of cells that are much less effective for regenerative therapy than Angioblast's proprietary MPC.

Osiris has one marketed product, Osteocel, and three biologic drug candidates in clinical development. Osteocel and the other drug candidates utilise human mesenchymal stem cells. Osiris claims to be a fully integrated company having developed stem cell capabilities in R&D, manufacturing, marketing and distribution. Osiris sells Osteocel for regenerating bone in orthopaedic indications. It is the only commercially available product in the US containing stem cells. Also in the pipeline is Chondrogen, for regenerating cartilage in the knee, and Provacel, for repairing heart tissue following a heart attack.

Osiris is undertaking a Phase II study to evaluate safety and efficacy of the Osiris's cultured adult human mesenchymal stem cells a mixed cell population with significantly different characteristics to Angioblast, Prochymal™ IBD for Crohn's disease. A second study is directed at treatment of acute gastrointestinal graft versus host disease. Prochymal, for the treatment of inflammatory disease, was the first stem cell therapeutic to receive FDA Fast Track designation.

3.3 Critical success factors

Key success factors within the industry include:

- ability to raise investment funding, whether it be private, public offers or government grants
- access to, and retention of, employees with the required level of experience and training
- use of new technology, including access to the latest research and findings
- existence of a market for the technology once it is developed and ready to commercialise.

The niche market in which Angioblast operates within the wider industry relates to the almost 10% of the adult population of the US that has some form of cardiovascular disease. Therefore, there is a large potential market for an effective cell therapy that helps in repairing the heart. If such a treatment became the standard of care for heart attack survivors or congestive heart failure, revenues of many tens of billions of dollars annually would be possible.[2]

3.4 Barriers to entry

The majority of small companies in the global biotechnology industry focus on the R&D of one product line, rather than final retailing. Revenues are generally then generated through royalties when the technology is licensed out.

This suggests that barriers to entry to this industry should be considered to be high as companies require access to and expenditure on:

- specialist staff with the relevant research skills and knowledge
- buildings and specialist equipment
- existence of patents to protect intellectual property (IP).

There are areas of R&D that may be considered politically sensitive, such as genetic modification. As such R&D is often subject to government regulation, which is discussed further in the following section.

3.5 Regulation

Australia

The biotechnology industry relies heavily on government funding and government initiatives. It is estimated that Australian Commonwealth Government support for biotechnology R&D exceeds $250 million per annum.[3]

Regulation within the biotechnology industry in Australia is driven by ethical and environmental issues and as a result there is a high level of industry regulation over R&D practices. Ethical issues are primarily focussed on embryonic stem cell research, rather than adult stem cell research. When a product reaches a commercial stage, regulation is covered by the Commonwealth Therapeutic Goods Act 1989.

---

[2] Stem Cell Therapies & Regenerative Medicine - Current Applications & Future Possibilities. Business Communication Company, Inc. MA. December 2005.

[3] IBISWorld Industry Report, *Biotechnology in Australia*, 6 April 2006

Specific regulations covering R&D within the industry include:

- Commonwealth Gene Technology Act 2000 (Cth)
- Prohibition of Human Cloning Act 2002 (Cth)
- Research Involving Human Embryos Act 2002 (Cth).

United States

Regulation within the biotechnology industry is the US is governed by the FDA, a federal agency operated by the US Department of Health and Human Services.

The role of the FDA within the biotechnology industry is to ensure that human and veterinary drugs, biological products, and medical devices are safe and effective. In order to achieve this the FDA:

- establishes licences for new products and manufacturing processes
- ensures testing methods for research to establish new products is conducted within set standards
- sets guidelines for the approval process for new products prior to being sold to the market.

3.6 Recent transactions

Significant recent transactions in the Australian biotechnology sector include:

- the raising of approximately $31 million by Biota Holdings Limited (Biota) in October 2005 through a share purchase plan. Biota is an Australian based antiviral drug development company
- November 2005, Pharmaxis, a pharmaceutical company focussed on R&D and commercialisation of human therapeutic products, announced a global share issue, which raised more than $87 million in gross proceeds
- in June 2006 Cytopia Limited signed a contract with Novartis Group (Novartis) for a joint drug development deal, whereby Novartis would provide $13 million over three years for R&D. The overall deal is estimated to be worth $287 million if the drugs reach the stage of commercialisation. The products to be developed are aimed at the transplantation and autoimmune disease markets
- in July 2007, CSL Limited announced its intention to acquire 100% of Zenyth Therapeutics Limited (Zenyth) through a scheme of arrangement. The scheme offered Zenyth shareholders $0.82 and an Avexa share (valued at $0.04) per Zenyth share in a deal estimated to be worth $107.7 million.

International transactions in the biotechnology industry include the following:

- Novartis announced an offer to acquire all the ordinary share capital of NeuTec Pharma Plc on 7 June 2006 for GB£10.50 per share, which valued the existing share capital of NeuTec Pharma Plc at approximately GB£350.1 million
- AstraZeneca announced an offer for the remaining 80.8% interest in Cambridge Antibody Technology's ordinary shares on 15 May 2006 which it did not already own. AstraZeneca's offer was for GB£13.20 in cash per share, an implied total company valuation of GBP£702 million

- Amgen announced an offer for all the outstanding ordinary shares of Abgenix Inc for US$22.50 in cash per share on 14 December 2005, an acquisition value of US$2.2 billion in cash and debt. The acquisition was approved by regulatory authorities and became effective in April 2006
- GlaxoSmithKline announced an offer for all the outstanding ordinary shares of Corixa Corporation on 29 April 2005. GlaxoSmithKline's offer was for US$4.40 cash per share, representing a total value of approximately US$300 million. The transaction was approved by Corixa Corporation's shareholders and regulatory authorities and became effective in July 2005.

4 Profile of Mesoblast & Angioblast

4.1 Organisational structure

Figure 1 below sets out a simplified group structure for Mesoblast and Angioblast.

Figure 1: Mesoblast and Angioblast organisational structure


ASX Listed
Professor Itescu
54%
46%
57%
Mesoblast
33.3%
Angioblast
10%
Others

Source: Mesoblast management

The principal operations of each of the companies shown in the structure are discussed below.

Mesoblast

Mesoblast is commercialising adult stem cell technology for orthopaedic applications. The Company holds a worldwide licence to develop and commercialise this technology. The technology has applications for treatment of common diseases and injuries in the western world, including bone fractures and cartilage degeneration of knee and vertebrae.

Following the successful initial public offer (IPO) of Mesoblast on 16 December 2004, a $10 million investment in Angioblast was made by way of preference shares. The consideration equated to a 33.3% interest in Angioblast. The investment included a [now $1m] million final payment that will be paid when Angioblast achieves set commercialisation milestones of filing and IND submission to the FDA (management anticipate that this will occur in the fourth quarter of 2006, which is ahead of schedule). As part of the investment, Mesoblast also obtained an independent seat on Angioblast's Board of Directors, which is held by Mr Donal O'Dwyer, who is also a member of Mesoblast's Board of Directors.

In line with development within Angioblast, with whom they are jointly developing the adult stem cell technology, Mesoblast has accomplished many of the tasks associated with completing clinical, commercialisation and regulatory milestones including:

- commenced autologous clinical trial of up to ten patients for the treatment of non-union large bone fractures
- completed a number of large animal studies for inclusion in FDA IND submissions
- GMP Compliant manufacturing
- entered into a collaborative agreement with a major orthopaedic company.

Angioblast

Angioblast has a number of platform technologies under development; the primary and most advanced is adult MPCs for the treatment of cardiovascular diseases.

Angioblast has acquired and independently developed patents and patent applications protecting the use of a unique group of cells called MPCs. MPCs are immature cells that have the ability to transform into mature, specialised cells in mesenchymal or connective tissue. In addition, they divide in culture producing progeny and increasing numbers. The patent applications describe tools used to isolate these cells, the cells themselves as defined by certain surface markers on the cells, and the use of these cells in treating various medical conditions. Additional IP relates to the culture or manufacture of cells and the application of MPC to treat specific medical conditions.

Two other technologies are also under development, being a peptide therapeutic stromal-derived factor 1, and drug eluting stents based on RNA silencing technology, with the lead candidate targeting plasminogen activator inhibitor 1.

Deloitte engaged Acuity to prepare cash flow projections for Angioblast. In preparing cash flow projections for Angioblast, Acuity focused on Angioblast's MPC technology, as plans for further development and commercialisation are the most advanced. The MPC technology has:

- completed pre-clinical manufacturing of the two vital components, being:
  - the hybridoma derived monoclonal antibodies
  - the MPC isolation (using the monoclonal antibodies), storage, expansion and administration

  Both components can be conducted under mandatory GMP guidelines and the cell therapies component is adequate for both autologous (cells from a patient used to treat the patient only) and allogeneic treatments (tissue comprising cells and/or organs obtained from a donor and then used to treat another person)
- demonstrated efficacy[4] in animal models of congestive heart failure and acute myocardial infarction[5] or heart attack.
- commenced clinical trials in Australia as an autologous treatment for acute myocardial infarction.

---

[4] Efficacy - capacity to produce the desired result, especially a cure or an improvement in somebody's physical condition

[5] Acute myocardial infarction – or heart attack; occurs when the blood supply to part of the heart muscle is severely reduced or stopped

Angioblast is focussed on MPC which are capable of differentiating into numerous connective tissue types, including muscle (for example heart tissue).

Angioblast has an assignment of patents lodged initially in the name of Adelaide's Institute of Veterinary and Medical Science (IMVS), which provides rights to applications of MPC in all fields other than orthopaedic. Mesoblast has a separate agreement with IMVS, through the latter's commercial arm Medvet Science Pty Ltd (Medvet Science), for orthopaedic, bone and cartilage applications.

Applications

Mesoblast has rights to develop the technology for orthopaedic applications while Angioblast is primarily focussed upon cardiovascular applications.

Angioblast's interest in MPC is for the treatment of heart and vascular diseases, including congestive heart failure and myocardial infarction, but at a later date may explore applications associated with wound healing and skin ulcers, and in peripheral artery disease.

We understand that the medical community is highly familiar with the use of progenitor cells. The proposed use of common FDA approved carriers and delivery tools by both Mesoblast and Angioblast for the delivery of MPCs to patients follows existing procedures and tools. The carriers and delivery tools are FDA approved and are in wide use throughout the medial community. This is likely to assist the penetration of Mesoblast's and Angioblast's technology.

Following GMP compliant cell expansion, Angioblast intends to freeze the cells and make them immediately available at the time and place of need.

Angioblast management expects to access existing programmes currently available that will form the basis for reimbursement from US and international government and private reimbursement authorities. These programmes are expected to enable a fast tracking of reimbursement schedules to reduce the cost of the therapy to end patients. Management expect that this could significantly reduce the long term health care costs to the community for ongoing treatment of patients suffering heart failure.

An overview of the company history of Mesoblast and Angioblast is provided in Figure 2 below.

Figure 2: Company histories

Mesoblast		Angioblast
	2001	• Founded by Prof Silviu Itescu • US based and focussing on developing therapeutic products for cardio-vascular diseases • Enters commercial relationship with IMVS in South Australia
	2002	
• July, Mesoblast established and granted a propriety right to develop and commercialise adult stem cell technology in relation to orthopaedics • Prof Silviu Itescu appointed Chief Scientific Adviser	2003	
• December, IPO to raise $21 million • 33.3% interest in Angioblast acquired for $10 million	2004	• Mesoblast appoints Independent Director to Angioblast board
• Release first Annual Report	2005	
• Phase of human testing commences	2006	• Additional equity injection from Mesoblast (Proposed Transaction)

Source: Mesoblast Prospectus dated 16 November 2004 and Annual Report 2005.

4.2 Patents

Angioblast has exclusively licensed and received assignment rights to a portfolio of patents for the commercialisation of MPCs from Medvet Science, which represents Adelaide's Hanson Institute and the IMVS in such transactions.

The assigned patents and others applied for in the name of Angioblast aim to provide an exclusive and protected position for MPC composition-of-matter, methods for MPC isolation and use indications for cell therapy.

The patents cannot preclude competitors and medical practitioners from using crude bone marrow aspirates containing MPCs, but they will not be able to purify or concentrate MPC without infringing patents. The result for anyone attempting such procedures will be cell mixtures containing exceedingly low numbers of MPCs which will, by definition, be significantly less effective than Angioblast's MPC products and potentially unsuitable for allogeneic administration.

4.3 Market

The usual route to market for biotechnology companies is to out-licence intellectual property at an advanced stage of development to a large pharmaceutical, medical device or biotechnology company. Licensing is desirable because it provides access to the resources and skills of the larger partner in production and distribution, marketing and regulatory affairs. It brings products to market more rapidly and provides maximum market impetus. It also reduces the financial burden on often under-capitalised companies and greatly reduces risks.

Angioblast has not publicly indicated a specific licensing point and, for the purposes of our modelling, we have assumed that Angioblast can fund R&D to the point of receipt of marketing approvals in the US for at least two indications.

4.4 Management and personnel

We set out below the key personnel at Angioblast:

- Professor Silviu Itescu, director, is the founder of Angioblast and Mesoblast. He is recognised worldwide for his research in the areas of stem cells, autoimmune diseases, organ transplantation and heart failure.
- Mr Carter Eckert, non-executive chairman, has extensive experience in the industry over the past 25 years and currently also sits on the Board of Directors of OraSure Technologies Inc., and Boron, Lepore & Associates Inc.
- Mr Donal O'Dwyer, Mesoblast appointed representative non-executive director on the board of Mesoblast. He also sits on the boards of companies including Cochlear Limited, AtCor Medical Limited and Sunshine Heart Limited.
- Dr Donna Skerret, director of Medical Affairs, is a stem cell expert who most recently was an Associate Director of Transfusion Medicine at Princeton University.
- Mr Michael Schuster, Head of Business Development, was a co-founder of Angioblast and Mesoblast and has extensive experience in biotechnology research.

4.5 Competitive position of Angioblast

The table below sets out the strengths, weaknesses, opportunities and threats ("SWOT") for Angioblast.

Table 1: SWOT analysis

Internal	
Strengths	**Weaknesses**
• Three lead products with demonstrated proof of efficacy • Ongoing Phase Ib human trial with autologous (patient's own) MPC for congestive heart failure (CHF) • Established manufacturing process for allogenic ("off-the-shelf") MPC to be used in Phase II clinical trials • Strategic relationship with Cordis/Johnson & Johnson in place • The "Ideal Stem Cell" - "Off-the-shelf" product for all patients, and at a low cost and high-margin (pharmaceutical-style business model) • Mesoblast & Angioblast cost-sharing agreement allows Angioblast benefits of MPC development while reducing financial burden	• Relatively early stage of development • Heavy reliance on external financing • High upfront development risk while progressing to licensing stage • Escalating cost of development as further phases are undertaken

External	
Threats	**Opportunities**
• There is a risk that human responses may be different and that individuals may respond differently from findings from animal studies • If it is not possible to use MPC in an allogenic mode, the economic viability of the process may be doubtful • MPC are stored with a cryoprotective agent (DMSO) which is considered toxic but is FDA approved (refer to Acuity report for further information) • Stem cell research is evolving technology and the regulatory framework is still being developed • Competing technologies from companies such as Osiris Therapeutics Inc, Aastrom Biosciences Inc, StemCells Inc and ViaCell Inc	• Near-term clinical milestones, including: ► Phase Ib autologous MPC human trial to be completed by the end of 2006 ► IND approval to commence off-the-shelf Phase IIb MPC trial for CHF expected by the end of 2006 • SDF-1 and PAI-1 diversify the Angioblast portfolio while offering individual & synergistic therapeutic benefits when combined with MPC

Source: Angioblast Business Plan March 2006 & Deloitte analysis

4.6 Financial performance

The audited financial results of Angioblast for the years ended 30 June 2005 and 2006 are summarised in the table below.

Table 2: Financial results

	Audited 2005 US$'000	Unaudited 2006 US$'000
Interest income	16.5	47.8
Other income	7.0	5.2
Total income	**23.5**	**53.0**
Expenses	(1,130.4)	(4,395.1)
EBITDA	**(1,106.9)**	**(4,342.1)**

Source: Angioblast Systems Inc, 2005 Financial Statements, Angioblast management accounts

In line with the development nature of the industry, the majority of costs relate to consultants, R&D costs and legal expenses.

The interest income is generated from cash balances of US$2.0m at 30 June 2005 and US$0.9 million at 30 April 2006.

4.7 Financial position

The audited statements of financial position of Angioblast as at 30 June 2005 and 2006 are summarised in the table below.

Table 3: Financial position

	June 2005 Audited US$'000	June 2006 Audited US$'000
Cash	2,020.7	904.4
Accounts receivable	-	3.3
Prepayments	16.1	42.8
Total current assets	***2,036.8***	***950.5***
Deposits	9.8	11.5
Patents	135.9	207.8
Furniture & Equipment	11.7	23.8
Total non-current assets	***157.4***	***243.1***
Payables	115.3	495.4
Deferred credit	60.8	30.4
Provisions	1.9	-
Total current liabilities	***178.0***	***525.8***
Due to shareholder	80.7	36.4
Total non-current liabilities	***80.7***	***36.4***
Net assets	**1,935.5**	**631.4**

Source: Angioblast Systems Inc, 2005 Financial Statements, Angioblast management accounts

The financial position as at 30 June 2006 shows that the majority of the Angioblast's assets are held as cash. This cash balance represents under three months of net operating expenses based on the year to date statement of financial performance shown in section 4.6. The other major balance relates to patents held by Angioblast.

5 Valuation methodology

5.1 Valuation methodologies

To estimate the fair market value of Angioblast we have considered common market practice and the valuation methodologies recommended by ASIC Practice Note 43 regarding valuation reports of independent experts. These are discussed below.

5.1.1 Market based methods

Market based methods estimate a company's fair market value by considering the market price of transactions in its shares or the market value of comparable companies. Market based methods include:

- capitalisation of maintainable earnings
- analysis of a company's recent share trading history
- industry specific methods.

The capitalisation of maintainable earnings method estimates fair market value based on the company's future maintainable earnings and an appropriate earnings multiple. An appropriate earnings multiple is derived from market transactions involving comparable companies. The capitalisation of maintainable earnings method is appropriate where the company's earnings are relatively stable.

The most recent share trading history provides evidence of the fair market value of the shares in a company where they are publicly traded in an informed and liquid market.

Industry specific methods estimate market value using rules of thumb for a particular industry. Generally rules of thumb provide less persuasive evidence of the market value of a company than other valuation methods because they may not account for company specific factors.

5.1.2 Discounted cash flow methods

Discounted cash flow methods estimate market value by discounting a company's future cash flows to a net present value. These methods are appropriate where a projection of future cash flows can be made with a reasonable degree of confidence. Discounted cash flow methods are commonly used to value early stage companies or projects with a finite life.

5.1.3 Asset based methods

Asset based methods estimate the market value of a company's shares based on the realisable value of its identifiable net assets. Asset based methods include:

- orderly realisation of assets method
- liquidation of assets method
- net assets on a going concern basis.

The orderly realisation of assets method estimates fair market value by determining the amount that would be distributed to shareholders, after payment of all liabilities including realisation costs and taxation charges that arise, assuming the company is wound up in an orderly manner.

The liquidation method is similar to the orderly realisation of assets method except the liquidation method assumes the assets are sold in a shorter time frame. Since wind up or liquidation of the company may not be contemplated, these methods in their strictest form may not necessarily be appropriate. The net assets on a going concern basis method estimates the market values of the net assets of a company but does not take account of realisation costs.

These asset based methods ignore the possibility that the company's value could exceed the realisable value of its assets as they ignore the value of intangible assets such as customer lists, management, supply arrangements and goodwill. Asset based methods are appropriate when companies are not profitable, a significant proportion of a company's assets are liquid, or for asset holding companies.

5.2 Selection of valuation methodologies

We are of the opinion that the most appropriate methodology to value Angioblast is the discounted cash flow method due to the following factors:

- the existence of probability weighted long term cash flow projections, as prepared by Acuity
- Angioblast's project is at an early stage in the full market delivery life cycle
- historically, early stage projects incur significant risk associated with the likelihood of success at each stage of the projects progression, which can only be adequately reflected by probability weighting the cash flows associated with the project
- significant ongoing capital expenditure will be required by Angioblast during R&D stages.

In preparing this report, Deloitte has relied on the report prepared by Acuity. Acuity reviewed the technology, patents and licence agreements held by Angioblast and provided probability weighted financial projections for Angioblast which has formed the basis for our valuation of Angioblast.

As a cross-check of our primary valuation methodology, we have considered the value of Angioblast implied by the trading price of a Mesoblast share. The most recent share trading history provides evidence of the fair market value of the shares in a company where they are publicly traded in an informed and liquid market.

6 Valuation of Angioblast

6.1 Valuation of Angioblast including the Proposed Transaction

Deloitte has estimated the fair market value of Angioblast, on a minority interest basis, to be in the range of approximately $88.4 million to $123.0 million on a "pre-new-money" basis, before considering the additional $8.5 million to be contributed by Mesoblast. Given that the proposed investment of $8.5 million will be made in stages and based upon achieving milestones, we have assessed the probability weighted net present value of the consideration to be $5.9 million. This results in an equity value, following the investment, of $94.3 million to $128.8 million on a minority interest basis.

The investment, pursuant to the Proposed Transaction, represents an 8.854% interest in Angioblast, which equates to a fair market value of the investment in Angioblast in the range of $8.3 million to $11.4 million.

For the purpose of our opinion, fair market value is defined as the amount at which new shares would be purchased between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell. We have not considered special value in this assessment.

In determining this amount, we have estimated the fair market value of the shares in Angioblast using the following methods:

- the discounted cash flow method
- analysis of recent share trading.

These are discussed in sections 6.2 and 6.3 respectively.

6.2 The discounted cash flow method

The discounted cash flow method estimates market value by discounting a company's future cash flows to their net present value. To value Angioblast using the discounted cash flow method requires the determination of the following:

- future cash flows, probability adjusted to reflect the technical risks of achieving a favourable outcome in Phases I to III of clinical testing and subsequent FDA approval, and consideration of a terminal value
- an appropriate discount rate to be applied to the cash flows
- appropriate discounts
- tax losses
- the value of any surplus assets
- the level of net debt outstanding.

Our considerations on each of these factors are presented below.

6.2.1 Future cash flows

Deloitte engaged a biotechnology technical expert, Acuity, to generate 15 year projections of cash flows (Acuity projections) based on initial applications directed at the treatment of cardiac disease. This formed the basis for the inputs into our discounted cash

flow valuation. The scope of Acuity's work was controlled by Deloitte. A copy of the Acuity report is attached in Appendix 4.

The Acuity projections were based on the following:

- an overview of Angioblast and its IP, including its patents
- analysis of the potential markets for Angioblast's IP
- an analysis of the possible routes to market for Angioblast's IP
- an assessment of the technical and commercial risks for the Angioblast IP
- an assessment of the potential market size, market penetration and time to market for Angioblast's IP
- details of the likely costs Angioblast will have to incur in order to achieve the route to market
- details of the potential revenues Angioblast expect to generate
- a general summary of the likely revenues and expenditures Angioblast is expected to incur over the forecast period.

The Acuity report is based on information provided by Angioblast and Mesoblast, online database searches and publicly accessible subscription services, and discussions with Angioblast staff.

The key assumptions adopted in the preparation of the projections are as follows:

- Angioblast completes necessary clinical trials at its own expense and obtains the relevant marketing approvals. It then partners with, or licences, another company in return for fees or royalties
- a treatment cost of US$10,000, being the amount receivable by the licensee to the Angioblast IP for supply of MPCs, including any necessary packaging and administration systems, based on current treatment costs for congestive heart failure and acute coronary infarction
- the MPC product or products supplied will be generic to the condition being treated and suitable for administration to any individual irrespective of the donor source
- Angioblast completes necessary clinical trials at its own expense and obtains marketing approvals, resulting in a royalty of 15% on revenue
- a probability adjustment for the likelihood of achieving the cashflow. The probability adjustment is based on the cumulative probability of completing a set phase of R&D
- long-term inflation of 2.5%
- the application of a 35% taxation rate, based on the US corporate tax rate and zero state tax, as Angioblast is incorporated in Delaware.

We have not included a terminal value for Angioblast beyond 2021. This is based on the assumption that after this period, due to substitute products, the technology will be replaced. This could be viewed as a conservative assumption, as a terminal value or cash flows beyond the current term will increase the value of Angioblast, however, our valuation of Angioblast is not highly sensitive to this assumption.

In preparing a probability adjusted cash flow based on the Acuity report, we have considered the appropriate discount rate to apply to each stage of product development and associated cash flows. We have applied a risk free rate to planned expenditures and a risked discount rate to all other cash flows.

A generic overview of this consideration as well as the timing and probability of the cash flows is shown in the table below:

Table 3: Generic overview of probability adjusted cash flows


Time
Stage of Development
Pre-clinical
Phase I
FDA
Costs
Revenue
Probability Adjustment
Net Cash Flows
Discount rate applied

Source: Deloitte analysis

Angioblast has initiated a Phase Ib autologous clinical trial and is anticipated that this study will be completed in late 2006.

The following chart outlines the probability of progressing through each stage and the cumulative probability of reaching the revenue stage as assumed in the cash flows.

Figure 2: Probability adjustments assumed in the Acuity cash flows


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Preclinical
Phase 1
Phase 2
Phase 3
FDA
Revenue
Cumulative probability
Probability of going to next stage

Source: Deloitte analysis

We have not undertaken a review of the projections in accordance with AUS 804 – The Audit of Prospective Financial Information. However, nothing has come to our attention as a result of our analysis that suggests that the assumptions on which the projections are based have not been prepared on a reasonable basis.

6.2.2 Discount rates

The discount rate used to equate the future cash flows to a present value reflects the risk adjusted rate of return demanded by a hypothetical investor. As discussed in Appendix 2 to this report, we have selected a nominal after tax discount rate of between 13% and 15% to discount the probability adjusted future cash flows of Angioblast to determine their present value.

We set out below the various factors we have considered in selecting our assessed discount rate. Appendix 2 sets out further details of our calculations.

General factors

- the required rates of returns on listed companies in the biotechnology industry (having regard to their stage of development, their size and number of projects)
- the indicative rates of returns required by suppliers of venture capital for investment with similar technical and commercial risks
- the risks inherent in the forecast cash flows, which are likely to be reasonably idiosyncratic, limiting the application of traditional cost of capital models.

Factors decreasing the discount rate

- a portion of the technical risks associated with achieving the cash flows, has already been taken into account through the probability adjusting of the cash flows

- the cash flow projections reflects costs which are not presently committed. Should Angioblast management consider the research not worthwhile, these costs can be avoided.

Factors increasing the discount rate

- Angioblast's small portfolio of products, focussed on heart treatments
- the size and stage of development of Angioblast compared to other listed companies in the industry
- the specific business and financing risks of Angioblast.

A detailed consideration of these matters is provided in Appendix 2.

6.2.3 Discount for minority interest and lack of marketability

In our opinion, a valuation derived using a discounted cash flow analysis results in a control value. The difference between the market value of a controlling interest and a minority interest is referred to as the premium for control. Australian studies indicate the premiums required to obtain control of companies range between 25% and 40% of the portfolio holding values.

The owner of a controlling interest has the ability to do many things that the owner of a minority interest does not. These include:

- control the cash flows of the company, such as dividends, capital expenditure and compensation for directors
- determine the strategy and policy of the company
- make acquisitions, or divest operations
- control the composition of the board of directors.

We note that Angioblast shareholders have 'tag-along' and 'drag-along' rights as follows:

- tag-along rights: where a shareholder accepts an offer for their shares in Angioblast, the remaining shareholders are entitled to sell their shares in Angioblast to the purchaser for the same price
- drag-along rights: where the majority of shareholders in Angioblast wish to sell to a third party, the minority shareholders in Angioblast can be dragged-along and forced to sell their interest at the same offer price.

In considering the fair market value of Mesoblast's interest in Angioblast, we have considered the effect of the tag-along rights. In effect, a potential purchaser of Mesoblast's interest in Angioblast may be compelled to offer the same price to all shareholders and in effect, undertake a takeover offer for the entire company. In the event that sufficient shareholders accepted, any remaining minorities could then be acquired via the drag-along rights.

The level of discount that should be applied to the value of a controlling interest in order to derive a minority interest is somewhat subjective. We believe that a premium for control at the lower end of the observed range is appropriate for a minority interest in Angioblast.

Based on these considerations, we believe that a discount for minority interest in the range of 20% to 30% is appropriate for a minority interest in Angioblast.

We consider that a 40% interest in Angioblast would be reasonably marketable, and therefore we have not made any additional allowances for this. It should be noted that if a lower discount for minority interest was applied to the value of a controlling interest in Angioblast, the assessed value of the 8.854% interest in Angioblast would be even higher than the net present value of the consideration would increase.

6.2.4 Tax losses

We have assumed any taxation losses are able to be carried forward and offset against future profits.

6.2.5 Surplus assets and net debt

We have not identified any surplus assets in the Angioblast statement of financial position. Angioblast does not have any debt, however has a cash balance of $1.2 million as at 30 June 2006. This has not been included from our discounted cash flow analysis.

6.2.6 Valuation - discounted cash flow method

The value of Angioblast, prior to the Proposed Transaction, based on the application of the discounted cash flow method is summarised below.

Table 4: Summary – discounted cash flow method

	Low $m	High $m
Assessed value of 100% of Angioblast prior to the Proposed Transaction	125.1	152.5
Cash balance	1.2	1.2
Value of 100% of Angioblast (on a control basis)	*126.3*	*153.7*
Discount for minority interest	30%	20%
Value of 100% of Angioblast (on a minority interest basis)	*88.4*	*123.0*
Present value of new investment in Angioblast by Mesoblast[1]	5.9	5.9
Value of 100% of Angioblast after the Proposed Transaction	*94.3*	*128.8*
Value of 8.854% of Angioblast after the Proposed Transaction	**8.3**	**11.4**

Source: Deloitte analysis

Note 1: We have discounted the new investment to its present value based on the risk free rate, the probability weighting applied to the discounted cash flows and payment of initial close at the valuation date and second close is made at the commencement of Phase II.

Sensitivity Analysis

Assumptions

The above values are highly sensitive to the following assumptions made in the probability adjusted cash flows:

Table 5: Summary of sensitivity analysis

Factor	Base case	Change in factor	Impact Low $m	Impact High $m
Base value			125.1	152.5
Number of clinical trials	200 patients	+ 200-400 patients	(1.3)	n/a
Delay of completion of Phase II	n/a	+ 1-2 years	(42.7)	n/a
Royalty rate received	15%	+/- 5%	(42.2)	51.3
Peak market penetration	20%	+/- 5%	(31.6)	38.5
Treatment costs	US$10,000	+/- US$5,000	(63.2)	77.0

Source: Deloitte analysis

The sensitivity of our discounted cash flow valuation to changes in these assumptions, as shown in the table above, is demonstrated in the chart below.

Figure 3: Sensitivity of equity value to changes in the assumptions


Current assumptions
$125.1m
$152.5m
Number of clinical trials
Delay Phase II
Royalty Rate
Market Penetration
Treatment costs

Source: Acuity probability adjusted forecast cash flows and Deloitte analysis

In addition, the values derived from our discounted cash flow valuation are sensitive to the assumptions made with regard to:

- the current probability adjusted model assumes that there is no terminal value. If a terminal value was assumed, or the length of the cash flows extended beyond the likely term of the patent, then the equity value would increase
- discount rate
- probability factors assumed in the discounted cash flow valuation.

Discount rate

The sensitivity of the value to the discount rate arises due to the nature of the cash flows inherent in the business. The cash flow model makes assumptions regarding the likelihood of achieving completion of significant Phases in the product development which then dictate the cash flows throughout the life of the forecast period.

The table below provides a summary of the sensitivity of the assessed range of values, for Angioblast, (before Mesoblast's additional equity investment), to changes in the discount rate applied.

Table 6: Sensitivity of equity value to changes in discount rate ($m)

Nominal after tax discount rate applied to probability adjusted cash flows	Probability adjusted Net present value of approximate projected cash flows $m
12.0%	168.7
13.0%	152.5
14.0%	138.0
15.0%	125.1
16.0%	113.5

Source: Acuity probability adjusted forecast cash flows and Deloitte analysis

6.3 Analysis of recent Mesoblast trading

As a cross-check of our primary valuation methodology, we have considered the value of Angioblast implied by the trading price of a Mesoblast share. The most recent share trading history provides evidence of the fair market value of the shares in a company where they are publicly traded in an informed and liquid market.

Based on the share trading information for Mesoblast we have assessed the market capitalisation, based on the 20 day volume weighted average price (VWAP) to 24 August 2006 of $1.31, to be $140.7 million.

Cash on the balance sheet at 30 June 2006 is $9.2 million. Mesoblast's balance sheet consists primarily of cash and the equity accounted investment in Angioblast. This implies a value of $131.5 million for the combined IP of Mesoblast (100%) and Angioblast (33.3%).

This implied value broadly supports the equity value of Angioblast derived from the probability weighted discounted cash flow which has been valued in the range of $88.4 million to $123.0 million, on a minority interest basis.

6.4 Conclusions

The assessed range of the value of 8.854% of the equity in Angioblast, after the Proposed Transaction compared to the net present value of the consideration paid by Mesoblast is summarised in the following table.

Table 7: Valuation of an 8.854% interest in Angioblast after Proposed Transaction

	Section	Low value $m	High value $m
Deloitte assessed value of an 8.854% interest in Angioblast	6.2.6	8.3	11.4
Consideration paid by Mesoblast for an 8.854% interest in Angioblast	6.2.6	5.9	5.9

Source: Deloitte analysis

6.5 Option to undertake additional investment

In relation to the option to subscribe for additional shares in Angioblast within the 15 months of shareholder approval, we note the following:

- Mesoblast is not required to pay any premium to acquire the option
- Angioblast must agree to Mesoblast exercising the option
- the Series B-1 Preferred shares shall be purchased for the same price as the Series B Preferred shares ($20.00 per share), and shall have substantially the same terms as the Series B Preferred shares. The conversion rate into ordinary shares in the Company equal to the lower of:
  - the rate being 10% higher than the conversion rate of the Series B Preferred shares
  - any other price agreed between the Angioblast and Mesoblast
- we have assessed the current value of the Series B Preferred shares at more than 10% higher than the price payable by Mesoblast which implies that the exercise price is currently not greater than our current assessed value
- if the value of Angioblast increases over the life of the option, Mesoblast could potentially participate in this upside
- Mesoblast has indicated that if the value of Angioblast decreased, for example due to Angioblast failing to deliver on its agreed milestones, then Mesoblast may decline to exercise the option
- Mesoblast has indicated that this option would not be exercised unless Mesoblast was able to access additional funding which did not impact on Mesoblast's current proposed Phase II Clinical Trial in an Orthopaedic indication
- in considering the valuation of the Proposed Transaction, we have not attributed value to the option held, however, the option may lead to an overall increase in the value of the Proposed Transaction to Mesoblast.

6.6 Other considerations

We are not aware of any offers for Angioblast.

7 Evaluation and conclusion

7.1 Evaluation

Mesoblast proposes to inject further equity of up to $8.5 million into Angioblast in exchange for 425,000 of Angioblast Series B shares, which equates to an 8.854% interest in the entire issued share capital of Angioblast.

In our opinion, the Proposed Transaction is fair and reasonable.

We have formed our opinion on the reasonableness of the Proposed Transaction based on an analysis of the likely advantages and disadvantages to Shareholders of accepting the Proposed Transaction. This includes a comparison of the net present value of the consideration paid to Angioblast to the value of Angioblast Series B Preferred shares issued to Mesoblast.

We summarise our valuation and other analysis below.

Valuation

We have valued:

- 100% of Angioblast (on a control basis) in the range of $125.1 million to 152.5 million
- a 8.854% interest in Angioblast (on a minority basis) in the range of $8.3 million to $11.4 million
- the net present value of the consideration to be $5.9 million.

We set out our analysis in the table below:

Summary of valuation

	Low $m	High $m
Assessed value of 100% of Angioblast prior to the Proposed Transaction	125.1	152.5
Cash balance	1.2	1.2
Value of 100% of Angioblast (on a control basis)	*126.3*	*153.7*
Discount for minority interest	30%	20%
Value of 100% of Angioblast (on a minority interest basis)	*88.4*	*123.0*
Present value of new investment in Angioblast by Mesoblast[1]	5.9	5.9
Value of 100% of Angioblast after the Proposed Transaction	*94.3*	*128.8*
Value of 8.854% of Angioblast after the Proposed Transaction	**8.3**	**11.4**

Source: Deloitte analysis

Advantages of the Proposed Transaction

We have identified the following advantages to Mesoblast's non-associated shareholders of undertaking the Proposed Transaction:

- the Proposed Transaction is fair:

- we have valued an 8.854% interest in Angioblast in the range of $8.3 million to $11.4 million on a minority interest basis
- this is higher than our assessment of the net present value of the consideration of $5.9 million, as set out in the table below

Evaluation of fairness

	Section	Low value $m	High value $m
Deloitte assessed value of an 8.854% interest in Angioblast (minority basis)	6.2.6	8.3	11.4
Consideration paid by Mesoblast for an 8.854% interest in Angioblast	6.2.6	5.9	5.9

Source: Deloitte analysis

- we have estimated the fair market value of Angioblast using the discounted cash flow method, which estimates the value of Angioblast by discounting its estimated future cash flows to their present value. We engaged Acuity Technology Management Pty Limited (Acuity), an independent expert in biotechnology, to prepare a report providing projections of cash flows for Angioblast and an assessment of the probability of Angioblast's technology successfully advancing through each phase of its development. This report is attached in Appendix 4

- the Proposed Transaction provides Mesoblast shareholders with a further opportunity to maximise their potential earnings from the commercialisation of adult stem cell technology being developed by Angioblast while minimising the costs associated with supporting the research and development (R&D)
- the Proposed Transaction is structured so that,the proposed investment of $8.5 million and allocation of Series B Preferred shares occurs in two stages and upon completion of milestones:
  - Stage I: An initial payment of $3 million (the Initial Close) payable in instalments for the issuance of 150,000 Series B Preferred shares. Angioblast is required to apply these funds to development and commercialisation of the Common Technology Platform.
  - Stage II: Payments totalling $5.5 million (the Second Close) in instalments for the issuance of 275,000 Series B Preferred shares. The payments are conditional upon the written approval by the FDA to commence Phase II clinical trials. The Second Close is intended for the sole purpose of achieving the Phase II clinical trial report and will be paid in line with an agreed expenditure program which is contingent upon Angioblast meeting various milestones associated with clinical outcomes

  This instalment structure reduces the risk to Mesoblast and its shareholders
- the Proposed Transaction provides Mesoblast with an option to invest up to a further $5 million in Angioblast (contingent upon Angioblast's approval) within 15 months of shareholder approval of the Proposed Transaction through the purchase of Series B-1 Preferred shares. The Mesoblast board of directors has stated that they would not

exercise this option unless Mesoblast was able to access funding which did not impact on Mesoblast's current proposed Phase II Clinical Trial in an Orthopaedic indication.

The Series B-1 Preferred shares shall be issued for the same price per share as the Series B Preferred shares and shall have substantially the same terms as the Series B Preferred shares, except for their conversion rate into ordinary shares in Angioblast. The conversion rate shall be equal to the lower of:

- the rate being 10% higher than the conversion rate of the Series B Preferred
- any other price agreed between Angioblast and Mesoblast.

We have not attributed value to the option in considering the valuation of the Proposed Transaction, however, the option may lead to an overall increase in the value of the Proposed Transaction to Mesoblast

- the transaction agreements provide Mesoblast with the following shareholder rights including:
  - the appointment of a second Mesoblast director on the Angioblast board
  - anti-dilution provisions associated with new capital raising
  - restrictions associated with debt raisings and, subject to certain exceptions, a moratorium which prevents Angioblast dealing with its technology with other third party organizations
  - penalties for non performance including a possible doubling up of shares to be issued to Mesoblast
  - Angioblast is obligated to comply with an agreed project expenditure program whereby funds must be used only to progress Phase II trials and that Angioblast must provide periodic information to Mesoblast on progress.

Disadvantages of the Proposed Transaction

We have identified the following disadvantages to Mesoblast's non-associated shareholders of undertaking the Proposed Transaction:

- our valuation of Angioblast recognises the substantial risks associated with pre-clinical stage projects. If a project does not reach a commercial stage of development in future years, the value of Angioblast is likely to be significantly lower than our estimated value of Angioblast
- the investment will lead to the issue of further shares in Angioblast which will have the effect of diluting Mesoblast's existing 33.3% shareholding in Angioblast to around 30.382% (or further if Angioblast fails to deliver the "Phase II Clinical Trial Report" within 39 months from first patient recruitment)
- following the Proposed Transaction, Mesoblast will continue to have a minority interest in Angioblast and will be subject to the risks associated with being a minority shareholder
- Mesoblast will become increasingly reliant on Angioblast to monitor the quality of R&D that is undertaken
- since the value of Angioblast is denominated in US$, the Proposed Transaction is likely to increase the exposure of Mesoblast to fluctuations in the $ and US$ exchange rates.

7.2 Conclusion

In concluding on the fairness and reasonableness of the Proposed Transaction we have considered all the circumstances of the proposed transaction, including the likely advantages and disadvantages to non-associated shareholders of the Proposed Transaction proceeding with the likely advantages and disadvantages of the Proposed Transaction not proceeding, and the value of an 8.854% interest in Angioblast with the price to be paid by Mesoblast.

Based on the foregoing, we are of the opinion that the Proposed Transaction is fair and reasonable to the non-associated shareholders.

Deloitte.

Appendix 1: Glossary

Reference	Definition
$	Australian dollars
Acuity	Acuity Technology Management Pty Limited
Angioblast	Angioblast Systems Inc.
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited
AUS	Australian Auditing Standards
CHF	Congestive Heart Failure
Company	Mesoblast Limited
Deloitte	Deloitte Corporate Finance Pty Limited
DMSO	Cryoprotective agent
DNA	Deoxyribonucleic acid
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
FDA	US Foods and Drug Agency
GMP	Good Manufacturing Process
IBIS	IBIS World Pty Ltd
Independent Directors	Directors of Mesoblast who are not also directors of Angioblast
IP	Intellectual Property
IPO	Initial Public Offering
IMVS	Institute of Veterinary and Medical Science (Adelaide)
IND	Investigational New Drug
Listing Rules	Chapter 10 of the Listing Rules of the ASX
Medvet Sciences	Medvet Sciences Pty Limited
Mesoblast	Mesoblast Limited
MPC	Mesenchymal Precursor cells (i.e. adult stem cells)
NPAT	Net profit after tax
NCE	New Chemical Entities
Novartis	Novartis Group
NTA	Net tangible assets
Osiris	Osiris Inc.
PAT-1	Plasminogen activatorinhibitor type 1
Proposed Transaction	Mesoblast's offer to acquire 9.7% interest in Angioblast
PS	ASIC Policy Statement
R&D	Research and development
SDF-1	Stromal derived factor 1
Section 640	Section 640 of the Corporations Act 2001
Series B Preferred shares	Angioblast Series B Preferred Stock
Series B-1 Preferred shares	Angioblast Series B-1 Preferred Stock
Shareholders	Existing holders of Mesoblast securities
SWOT	Strengths, weaknesses, opportunities and threats
US	United States of America
US$	US dollars

Appendix 2: Discount rate

The discount rate used to equate the future cash flows to their present value reflects the risk adjusted rate of return demanded by a hypothetical investor. Discount rates are determined based on the cost of an entity's debt and equity weighted by the proportion of debt and equity used. This is commonly referred to as the weighted average cost of capital (WACC). The WACC can be derived using the following formula:

$$WACC = \left(\frac{E}{V} * K_e \right) + \left(\frac{D}{V} * K_d (1 - t_c) \right)$$

The components of the formula are:

K_e	=	cost of equity capital
K_d	=	cost of debt
t_c	=	corporate tax rate
E/V	=	proportion of company funded by equity
D/V	=	proportion of company funded by debt

The adjustment of K_d by $(1 - t_c)$ reflects the tax deductibility of interest payments on debt funding. The corporate tax rate has been assumed to be 35%.

As Angioblast does not currently carry any debt, we have calculated the debt to equity mix of Angioblast, at the date of this report, to be 0% debt and 100% equity and therefore applied a cost of equity rather than WACC to discount projected cash flows to their present value. This capital structure is not inconsistent with industry averages.

In selecting an appropriate range of discount rates and in applying the selected discount rates to the cash flow projections, we have considered the following:

- Angioblast's cost of capital, as discussed below
- the projected cash flows have been probability adjusted to reflect the statistical likelihood of technical success. However, it does not necessarily capture the likelihood of commercial success, although it is usual for approved therapeutic products to also succeed commercially due to lack of competition. The actual technical outcome is binary, in that the project will either succeed (low probability) or not (high probability) succeed
- Angioblast's R&D programme requires it to incur a certain level of future costs, which may or may not result in a project progressing to the next stage of development
- Angioblast is at a very early stage and there is significant work to be undertaken to progress, which may take longer and cost more than currently envisaged
- the milestone payments are fixed in terms of amount, although the timing of receipt will depend on when the milestone is actually met
- if Angioblast overcomes the technical and commercial hurdles, the timing and quantum of the royalties received will vary from the projected royalties, perhaps significantly
- the end markets targeted are very large - if a project overcomes the technical and commercial hurdles then it could be extremely valuable

- there are a number of other competing projects currently under research and there may be a similar product which reaches the market earlier (first mover advantage), or be more effective in treating patients. The opposite may also be true.

Cost of equity capital (K_e)

The cost of equity, K_e, is the rate of return that investors require to make an equity investment in a firm.

We have used the Capital Asset Pricing Model (CAPM) to estimate the K_e for Angioblast. CAPM calculates the minimum rate of return that the company must earn on the equity-financed portion of its capital to leave the market price of its shares unchanged. The CAPM is the most widely accepted and used methodology for determining the cost of equity capital.

The cost of equity capital under CAPM is determined using the following formula:

$$K_e = R_f + \beta(R_m - R_f) + \alpha$$

The components of the formula are:

K_e	=	required return on equity
R_f	=	the risk free rate of return
R_m	=	the expected return on the market portfolio
β	=	beta, the systematic risk of a stock which can be objectively measured by the responsiveness of company returns to movements in returns earned on the market portfolio
α	=	specific company risk premium

Risk free rate (Rf)

The risk free rate compensates the investor for the time value of money and the expected inflation rate over the investment period. The frequently adopted proxy for the risk free rate is the long-term government bond rate.

Our cash flow model projects cash flows in US$, which we have translated to $ at the current spot rate. Accordingly, in determining R_f we have taken the 10-year US Government Bond yield on 31 July 2006 of 4.98%. The 10-year bond rate is a widely used and accepted benchmark for the risk free rate. This rate represents a nominal rate and thus includes inflation.

Equity market risk premium (EMRP)

The EMRP ($R_m - R_f$) represents the risk associated with holding a market portfolio of investments, that is, the difference between the expected return on holding the market portfolio and the risk free rate. It is the excess return above the risk free rate that investors demand for their increased exposure to risk when investing in equity securities.

Selected EMRP

A recent study published in the 2005 edition of SBBI, by Ibbotson & Associates, estimates that the future EMRP for the US to be 6.1%, which is based on an arithmetic average.

The recent study undertaken for the Centre for Research in Finance at AGSM detailed a number of estimates for the EMRP. The EMRP calculated using arithmetic averaging of returns between January 1974 and June 2004, including October 1987, without adjusting for franking credits, was 5.81%. This EMRP is consistent with other studies in developed markets. In particular, Roger Ibbotson and Peng Chen, of Ibbotson & Associates and the Yale School of Management respectively, estimated the expected long-term equity risk premium in the US (relative to the long-term government bond yield) to be about 6% arithmetically and 4% geometrically (Financial Analysis Journal, Vol. 59, No. 1, February 2003).

We have adopted 6% as the EMRP for the purpose of our valuation.

Beta estimate (β)

Description

The beta coefficient measures the systematic risk of a company in comparison to the market as a whole. A beta of greater than one indicates greater market related risk than average, while a beta of less than one indicates less risk than average. The betas of various Australian industries listed on the ASX are reproduced below.

Figure 7: Betas for various Industries (as at December 2004)


2.5
2.0
1.5
1.0
0.5
0.0
Software & services
Media
Technology hardware & equipment
Insurance
Consumer durables & apparel
Pharmaceuticals & biotechnology
Chemicals
Banks
Diversified financials
Retailing
Commercial services & supplies
Metals & mining
Construction materials
Hotels, restaurants & leisure
Health care equipment & services
Capital goods
Real estate excluding investment trusts
Energy
Transportation
Paper & forest products and containers & packaging
Automobile & components
Food, beverage & tobacco
Telecommunication services
Food & drug retail and household & personal products
Real estate investment trusts
Utilities

Source: AGSM Risk Management Service

The differences are related to the business risks associated with the industry. For example, the above diagram indicates the media industry is riskier than the utilities industry. The beta for an asset can be estimated by regressing the returns on any asset against returns on an index representing the market portfolio, over a reasonable time period.

Market evidence

In estimating an appropriate beta for Angioblast we have considered the betas of listed companies that are comparable to Angioblast.

Table 8: Financial services earnings multiples – market trading

Company	Currency	Sales ($million)	EBIT ($million)	Enterprise value ($million)	Market capitalisation ($million)	Unlevered Beta
Psivida Limited	AUD	n/a	(13.3)	94.5	107.3	1.15
Peptech Limited	AUD	46.0	33.3	162.1	201.8	0.84
Life Therapeutics	AUD	37.3	(6.8)	163.8	154.0	1.10
Harvard Biosciences Inc.	USD	67.4	8.2	132.5	131.6	0.76
Stemcells Inc.	USD	0.2	(16.4)	149.9	182.8	1.03
Cytogenix Inc	USD	-	(3.5)	92.7	94.0	1.19
Phosphogenics Ltd	AUD	3.0	(5.0)	211.0	224.2	0.79
Sangamo Biosciences Inc.	USD	2.5	(13.8)	130.2	177.2	1.49
Immunogen Inc.	USD	35.7	(12.8)	44.4	135.0	1.41
Institute of Drug Technology Australia	AUD	26.6	6.2	61.2	61.4	0.41
Xceed Biotechnology Ltd	AUD	1.7	(3.5)	16.9	20.4	0.83
Prima Biomed Limited	AUD	n/a	(5.9)	4.7	12.2	0.95
Low						**0.41**
Average				**125.2**	**132.2**	**0.99**
Median						**0.99**
High						**1.49**

Source: Bloomberg

Note: n/a – not available

The comparable companies are described in Appendix 3.

The observed beta is a function of the underlying risk of the cash flows of the company, together with the capital structure and tax position of that company. This is described as the levered beta.

The capital structure and tax position of the entities in the table above may not be the same as Angioblast. The levered beta is often adjusted for the effect of the capital structure and tax position. This adjusted beta is referred to as the unlevered beta. The unlevered beta is a reflection of the underlying risk of the pre-financing cash flows of the entity.

Beta (β) factor

In considering an appropriate beta for Angioblast we have considered the average unlevered beta for the companies that are comparable to Angioblast is 0.99 and range from 0.41 to 1.49. We note that generally, except for Peptech, Harvard Biosciences and Institute of Drug Technology, these companies have no significant revenues and are loss making. The most comparable would by Cytogenix Inc. which has a similar enterprise value, is not generating revenues at this stage and is loss making. We would expect the beta for Angioblast to be at the higher end of the comparable company range. We have adopted a levered beta for Angioblast of 1.40 to 1.55.

Assessed discount rate

Based on the above factors we have estimated a nominal post-tax cost of equity, K_e, to apply to Angioblast's cash flows, in the range of 13.0% to 15.0%, as follows:

Table 9: K_e applied to valuation of Angioblast

Input	Low	High
Risk free rate (%)	5.0%	5.0%
EMRP (%)	6.0%	6.0%
Beta	1.40	1.55
Cost of equity capital (Ke)	13.4%	14.3%
Selected WACC	**13.0%**	**15.0%**

Source: Deloitte analysis

Appendix 3: Comparable entities

We provide the descriptions for each of the above comparable entities as follows:

Cytogenix Inc. is a biotechnology R&D company focusing on the intracellular expression of single stranded DNA. The company holds exclusive rights to technology that produces single stranded DNA in bacteria, plants, and animals. CytoGenix seeks to incorporate this procedure into the antisense gene therapy market.

Harvard Bioscience Inc. develops, manufactures, and markets tools used in drug discovery research and pharmaceutical and biotechnology companies, universities, and government laboratories. The company's tools include proteomics products that allow researchers to purify and analyse proteins and ADMET screening products that test drug candidates.

Immunogen Inc. develops pharmaceuticals, primarily for the treatment of cancer. The company's tumour-activated prodrugs deliver chemotherapy specifically to a tumour. ImmunoGen has three drugs in clinical trials and is negotiating to take a drug into phase II trial. These products are being tested for the treatment of colorectal and small-cell lung cancer.

Institute of Drug Technology Australia Limited develops products and services in the pharmaceutical and related industries. Products developed include pharmaceuticals, cosmetics, veterinary, household, inorganic and biochemicals. The company also provides safety and efficacy testing services and product formulation analysis to companies which produce veterinary chemicals.

Life Therapeutics Limited is a biotechnology company which researches, develops, manufactures and markets separation technologies for the life sciences market, as well as blood clotting tests for genetic disorders for the health industry. The company's technologies are used for blood fractionation, monoclonal antibodies, viral decontamination, dialysis and general biological research.

Peptech Limited researches, develops, produces and markets peptides, antibodies and related products for the pharmaceutical, veterinary and agricultural industries. The company's peptide-based products are used for the treatment of diseases in the areas of cancer, inflammation and infection in humans and the management of animal health and fertility.

Phosphagenics Limited is a biotechnology company focused on the development of technology with applications to the nutraceuticals and pharmaceutical areas. The company's primary focus is a process to turn fat-soluble compounds into the phosphate form.

Prima Biomed Limited is an Australian biotechnology company with a portfolio of products focused in the therapeutic area of cancer.

Psivida Limited is an Australian-based international bioengineering and biotechnology company which is involved in the development and commercialisation of BioSilicon technology which is used for drug delivery.

Sangamo Biosciences Inc. researches and develops transcription factors in the regulation of genes. These transcription factors are the proteins that turn genes on and off and regulate gene expression by recognizing specific DNA sequences.

Deloitte.

Stemcells Inc. is a biotechnology company. The company discovers, develops, and commercialises stem cell-based therapies to treat diseases of the central nervous system, liver, and the pancreas. StemCells seeks to repair or repopulate neural, or other tissue that has been damaged or lost as a result of disease of injury.

Xceed Biotechnology Limited is a biotechnology investment company. The company provides organoboron compounds and services to the pharmaceutical and biotechnology industry. The company also develops polymer platform technology that is used in orthopaedics, dental, drug delivery and wound repair.

Deloitte.

Appendix 4: Acuity report

14 September 2006

Deloitte Corporate Finance Pty Limited
180 Flinders Street
Melbourne VIC 3000

Dear Sirs

Independent Industry Report – Angioblast Systems, Inc

This report has been prepared at the request of Deloitte Corporate Finance Pty Limited (Deloitte Corporate Finance) for inclusion in an independent expert's report to be addressed to the Directors of Mesoblast Limited (Mesoblast). We understand that the independent expert's report will be dated on or about 15 September 2006 and will be included in a Statement to be provided to Mesoblast shareholders in relation to the proposed acquisition of shares in Angioblast Systems, Inc. (Angioblast or the Company). Mesoblast and Angioblast share a common significant shareholder (Professor Silviu Itescu) and common Directors (Professor Silviu Itescu and Donal O'Dwyer). The non-associated shareholders in Mesoblast will be required to vote on the share acquisition and Deloitte Corporate Finance's report will provide a comment as to whether the transaction is fair and reasonable.

Acuity Technology Management Pty Ltd (Acuity) has been requested by Deloitte Corporate Finance to review the technology, patents and licence agreements held by Angioblast and provide financial projections for the Company which will form the basis for a valuation to be undertaken by Deloitte Corporate Finance. Angioblast is a US-based company developing Mesenchymal Precursor Cell (MPC) technology with initial applications directed at the treatment of cardiac disease.

Specifically, we were required to comment on the following matters:

- An overview of the Company and its IP, including its patents;
- The potential markets for the Company's intellectual property (IP);
- An analysis of the possible routes to market for the Company's IP;
- An assessment of the technical and commercial risks for the Company's IP, together with an assessment of the IP's probability of success in the market;
- An assessment of the potential market size, market penetration and time to market for the Company's IP;
- Details of the likely costs the Company will have to incur in order to achieve the route to market;

Acuity
TECHNOLOGY MANAGEMENT

Acuity
Technology
Management Pty Ltd

ABN 68 005 777 417

83 Manning Road
Malvern East
Victoria 3145
Australia

Tel: (03) 9572 0831
Fax: (03) 9572 0832
Mobile: 04 1111 4457
E.mail: acuity@bigpond.com

Management consultancy to High technology industries.

Project management
Technology assessment
Valuation
Financial analysis
Research management
Market research
Quality assurance

- Details of the potential revenues the Company may expect to generate;
- A general summary of the likely revenues and expenditures the Company is expected to incur over the forecast period;
- Sources of information used; and
- Qualifications and experience which qualify Acuity to act as technical expert.

This review is based on documents provided by Angioblast and Mesoblast, online database searches through the Internet and publicly accessible subscription services, and discussions with Angioblast staff. Details of specific documents provided by the companies under confidentiality are provided at the end of this report. Other, publicly accessible references are footnoted throughout the report.

1 The Technology and Products

Background to the Technology

Angioblast has a number of platform technologies in development, the primary and most advanced is adult mesenchymal stem cells for the treatment of cardiovascular diseases. The Company has acquired and independently developed patents and patent applications protecting the use of a unique group of cells called MPCs. The patent applications describe tools used to isolate these cells, the cells themselves as defined by certain surface markers on the cells, and the use of these cells in treating various medical conditions.

Two other technologies are also under development, a peptide therapeutic stromal-derived factor 1 and drug eluting stents based on RNA silencing technology with the lead candidate targeting plasminogen activator inhibitor 1.

In preparing cash flow projections for the Company, we have concentrated on MPC technology as plans for their further development and commercialisation are the most advanced. The MPC technology has:

- Completed pre-clinical manufacturing of the two vital components, being (i) the hybridoma derived monoclonal antibodies, and (ii) the MPC isolation (using the monoclonal antibodies), storage, expansion and administration. Both components can be conducted under mandatory Good Manufacturing Procedures (GMP) guidelines and the cell therapies component is adequate for both autologous and allogeneic treatments[1];

- Demonstrated efficacy in animal models of congestive heart failure (CHF) and acute myocardial infarction (MI) or heart attack; and

[1] "Autologous" means that cells from a patient are obtained, expanded, and then used to treat the donating patient only. Autologous treatment with another form of precursor cells, haematopoietic cells, is routine practice for patients undergoing ablative radiotherapy for cancer. "Allogeneic" means that cells and are obtained from a donor and then used to treat one or a multitude of unrelated recipients.

- Commenced clinical trials in Australia as an autologous treatment for acute MI. This study aims at proving safety but, because it will be administered to patients who have suffered a heart attack, will also be a source of early human efficacy data. At the time of writing the study is about 50% completed.

Stem cell therapy represents an increasingly important modality in treating and curing human disease. It involves the use of living cells to replace and initiate the production of other cells that are missing or damaged due to disease or injury.

Adult stem cells, including MPCs, are restricted in their ability to differentiate into other cell types. Embryonic stem cells, on the other hand, can generate a greater variety of tissue types and have been viewed by many as the ideal starting point for repair and replacement of tissue and organs. It is currently difficult to regulate and direct embryonic stem cells into particular cell types and, as a consequence, there have been concerns about cancer formation should such cells proliferate uncontrollably. Access to sufficient numbers of embryonic stem cells has raised ethical concerns as the current sources are early stage human embryos or through therapeutic cloning and, as a consequence, mainstream pharmaceutical and medical device companies will find it difficult to commercialise embryonic stem cell technologies.

Current medical treatment in the use of stem cells is focused on the use of haematopoietic (blood) stem cells to regenerate healthy, functioning bone marrow to establish and maintain the blood and immune system, often as an adjunct to cancer therapy. Haematopoietic precursor cells have been used in myeloblative cancer therapy for over 40 years with more than 200,000 procedures performed to 2000. The IP used in this stem cell therapy is the same as that adopted by Angioblast.

Angioblast's platform is built upon the discovery of a particular class of adult-derived mesenchymal stem cells and the development of methods to isolate and define these cells. The intellectual property (IP) owned by Angioblast covers tools for the purification of MPCs from bone marrow aspirates and other tissue, and further defines the MPC by surface markers. Additional IP relates to the application of MPCs to treat specific medical conditions.

MPCs are immature cells that have the ability to transform into mature, specialised cells in mesenchymal or connective tissue. In addition, they divide in culture producing progeny and increasing numbers. They may be "bulked-up" in the laboratory for delivery to many individuals and once administered to relevant tissue along with the appropriate growth factors, grow to join or replace damaged tissue. As a consequence, such cells may prove beneficial in treating bone fractures, for cartilage replacement, heart muscle restoration and many other applications.

Perhaps the most important feature of MPCs is that they do not appear to initiate an immune response when harvested from one individual and implanted into another, although this has still to be demonstrated definitively in humans. If this non-immunogenicity of MPCs is verified, the potential is for MPCs to be produced from a limited number of donor sources and supplied to large numbers of unrelated patients. Such a business model is more aligned to pharmaceutical production and supply than to cell therapies as being practiced with haematopoietic stem cells or under development by other stem cell companies.

Angioblast has an assignment of patents lodged initially in the name of Adelaide's Institute of Veterinary and Medical Science (IMVS) which provides rights to applications of MPCs in all fields other than orthopaedic. Mesoblast has a separate agreement with IMVS, through the latter's commercial arm Medvet Science Pty Ltd, for orthopaedic, bone and cartilage, applications.

Applications

Mesenchymal, or human bone marrow stromal, stem cells, are non-hematopoietic bone marrow-derived progenitor cells with the ability to transform into a variety of structural tissue when provided with the right stimuli. Although the precise signals necessary to direct cell differentiation to specialised cells are not known, placement of a precursor cell into the appropriate environment is often all that is necessary to achieve the desired outcome. The surrounding cells provide the correct chemical signals. Thus placement of mesenchymal stem sells into cardiac muscle will cause them to differentiate into myocardium or heart muscle cells. Mesenchymal stem cells may also evolve into cartilage, bone, skeletal muscle, tendon, ligament, fibrous connective tissue, blood and lymphatic vessels, and fat.

Angioblast's interest in MPCs is for the treatment of heart and vascular diseases, including CHF and MI, but it is also aiming to explore applications in wound healing and skin ulcers, and in peripheral artery disease.

Intellectual Property

Angioblast has exclusively licensed and received assignment rights to a portfolio of patents for the commercialisation of MPCs from Medvet Science which represents Adelaide's Hanson Institute and the IMVS in such transactions.

The assigned patents and others applied for in the name of Angioblast aim to provide an exclusive and protected position for MPC composition-of-matter, methods for MPC isolation, and use indications for cell therapy. The Company's R&D programs may also seek to develop additional positions in the areas of *in vitro* stem cell expansion and differentiation, genetic manipulation of the stem cells, and use of the stem cells as tools for high throughput screening of drug candidates.

The composition-of-matter claims derive from the identification of proprietary markers on the surface of adult MPCs which the Company believes provide strong support for claims to a novel cell type and prevents competitors from generating crude or mixed cell products which contain substantial amounts of these "proprietary" MPCs. The Company believes that the MPC population with the surface markers characterised by its monoclonal antibodies contains essentially all the functional adult stromal stem cells in humans. The patents cannot preclude competitors and medical practitioners from using crude bone marrow aspirates containing stromal cells, but they will not be able to purify or concentrate MPCs without infringing patents. The result for anyone attempting such procedures will be cell mixtures containing exceedingly low numbers of MPCs which, by definition, will be significantly less effective than Angioblast's MPC products and possibly unsuitable for allogeneic administration.

The Company's methodology for MPC isolation involves use of proprietary and patented monoclonal antibodies targeting surface markers. Alternative methods for stromal stem cell separation have been developed, and in some cases patented, by other companies. We understand that Angioblast is not constrained by competing patents.

Angioblast's culture-expanded MPC population is unique by virtue of the purity of the starting MPCs and the differentiated progeny of the MPCs. The Company has shown that these cells differ from cultured competitor products by their surface characteristics and genetic phenotype. Consequently, the Company has complete freedom to operate with respect to implantation of the culture-expanded cells in various disease states. Moreover, to further strengthen its position, the Company has filed patent applications covering the use of these cells for various indications and the novel mechanisms by which tissue regeneration is achieved.

Pre-clinical and Clinical Trials

A considerable amount of research has been completed by the Company in collaboration with the IMVS and Mesoblast. The basic research to identify the MPC population and develop technology to isolate these cells, and other necessary information essential for supporting patent applications has been completed.

The Company has collaborated with Cell Therapies Pty Ltd (a Melbourne company part-owned by the Peter MacCallum Cancer Institute and with access rights to the Institute's clinical suites which comply with GMP), Cambrex, Inc. (USA) and Avid Biosciences, Inc. (USA) in the development of antibody production and MPC handling processes to GMP standards for both autologous and allogeneic application.

A Phase Ib autologous clinical trial has been initiated to evaluate safety of the manufacturing process and the administration to humans of cultured MPCs. The trial will involve patients with myocardial ischaemia. It is anticipated that this study will be completed in late 2006. The trial will be conducted at the John Hunter Hospital in NSW under the Australian Clinical Trials Notification (CTN) Scheme. Our review of the Company's records confirms that the appropriate ethics committee approval has been obtained, the Therapeutic Goods Administration (TGA) advised and that patient recruitment has commenced.

A number of studies have been undertaken in sheep looking at safety of allogeneic MPC, suitable dosage levels and delivery method. These studies were conducted at a number of independent sites in Australia and the USA.

The US Food and Drug Administration (FDA) requires a sponsor company to lodge an Investigational New Drug (IND) Application for approval prior to the commencement of human clinical trials in the USA. Angioblast is currently preparing its IND with the intention of conducting a Phase II clinical trial using allogeneic MPCs for heart failure. This study is planned to commence in early 2007. The IND will draw on results of the autologous human study in Australia and the allogeneic study in sheep. It will be the first allogeneic study with MPC in humans and will be pivotal to the commercial success of the product.

Regulatory Approvals

As stated in the previous section, approvals have been obtained in Australia for trials involving the administration of MPC to patients from whom they were isolated - autologous usage. The Australian process being followed by the Company is known as a CTN in which the only approval necessary is from the research establishment's human ethics committee. This process is rigorous but generally not as thorough or as restrictive as the US IND.

As well as the Angioblast study at John Hunter Hospital, Mesoblast is conducting, and has approvals for, a human study in delayed healing bone fractures being conducted at the Royal Melbourne Hospital. Both the Angioblast and the Mesoblast studies will help establish safety of the MPC products as well as prove up the MPC manufacturing and clinical protocols.

It is important to point out that guidelines for the trialling and approval of cell therapies, although well advanced, are still under development in the USA and other parts of the world, including Australia. Both the regulators and companies developing stem cell technologies are learning as studies progress.

Route to Market

The usual route to market for biotechnology companies is to out-license intellectual property at an advanced stage of development to a large pharmaceutical, medical device or biotechnology company. Licensing is desirable because it provides access to the resources and skills of the larger partner in production and distribution, marketing and regulatory affairs. It brings products to market more rapidly and provides maximum market impetus. It also reduces the financial burden on often under-capitalised companies and greatly reduces risks.

It is clear that Angioblast has a desire to progress development of its products for as long as possible prior to licensing and to retain independence from a major pharmaceutical or medical device company. It may seek a trade sale, sale of individual clinical applications, or joint venture rather than license its products. The advantage to Angioblast of deferring a deal is that it can ask for a bigger slice of the pie in the form of a sale price, up-front payments and/or royalties the more advanced the product is. The problems are that Angioblast wears all the development risks, or at least those risks that are encountered prior to licensing or collaborating, with the possibility that it could fail at any stage leaving shareholders with very little, and the continuously escalating cost of development as it progresses down the trials and approvals route.

Angioblast has not publicly indicated a specific licensing point or, for that matter, a preferred route to commercialisation. For the purposes of our modelling, we have assumed that the Company can fund R&D to the point of receipt of marketing approvals in the USA for at least two of its targeted indications.

Collaborations & Agreements

ASX-listed Mesoblast acquired a 33% interest in Angioblast in 2004 following the former's initial public offering. This equity investment is subject to Angioblast meeting certain milestones related to the development of MPC technology. These milestones are generally of mutual interest to both Mesoblast and Angioblast, being complementary to bone and cartilage (Mesoblast's field of interest) and cardiovascular applications. The final payment from Mesoblast is due once Angioblast has filed its IND with the FDA.

There is a joint expenditure program between the Mesoblast and Angioblast which covers the GMP process development, and certain preclinical and clinical costs.

Angioblast will seek early collaborations with diverse corporate partners to enable rapid penetration in each market by product and geography. The Company envisages that for patients with acute MI, CHF, and coronary artery disease, the MPCs will be injected by cardiac catheter or minimally-invasive devices directly into the heart. Potential corporate partners for these products include catheter manufactures such as Guidant, Medtronic, Cordis Corporation, St. Jude's Medical and Boston Scientific.

In November 2005, Angioblast entered into a formal non-exclusive collaborative agreement with Cordis Corporation, a Johnson & Johnson company. Cordis is a worldwide leader in developing and manufacturing interventional vascular technology including the drug eluting Cypher® stent. Cordis's latest generation heart catheter system has been specifically developed to deliver cells or other biological products directly into the heart. The catheter system received its first worldwide test in patients in conjunction with MPCs during Angioblast's current autologous clinical trial.

For patients in need of heart muscle repair, alone or as an adjunct to coronary artery bypass grafting (CABG), or for patients in need of healing of skin ulcers, the MPCs may need to be delivered together with a biodegradable patch or matrix. For these applications, the Company will seek corporate partners with expertise in scaffold technology (eg. Genzyme, Ethicon/Johnson & Johnson, Novartis, Dow, and Lifecell).

2 Markets & Competition

The Pharmaceutical Industry

The global prescription and over-the-counter pharmaceutical market was estimated to be in excess of US$600 billion in 2005 at the retail level. Cardiovascular disease is a leading therapeutic category worth over US$75 billion in 2004 and expected to exceed US$100 billion by 2008. This broad-based group includes treatments for heart attacks, hypertension, angina, arrhythmia, and elevated cholesterol levels. Cardiovascular drugs represent a high priority for many leading drug companies.

Cardiovascular disease was estimated to cost the USA US$287 billion in 1999, and the burden continues to grow as the population ages.

The principle aims of cardiovascular therapies are to reduce morbidity and mortality from heart attacks, strokes and other blood vessel related disease. Hence, an emphasis on lowering blood pressure and reducing cholesterol levels. The markets for treating CHF and the consequences of heart attack are currently poorly serviced.

The delivery of stem cells to a patient for therapeutic purposes is a new approach to therapeutic intervention and there are, as yet, no products generating income. An effective cell therapy that helps in repairing the heart would have a significant market. If such a treatment became the standard of care for heart attack survivors or CHF sufferers, revenues of many tens of billions of dollars annually would be possible.[2] At this stage, however, as no therapy has progressed beyond early clinical trials, it is unlikely that substantial revenues from these therapies will be generated before the year 2010.

Development of a new therapeutic modality is a risky business and drug companies must choose carefully the compounds and treatments in which to invest. The development process is composed of several stages, during which the sponsor gathers evidence to convince government regulators that it can consistently manufacture a safe and efficacious form of the treatment for the specific medical condition.

[2] Stem Cell Therapies & Regenerative Medicine - Current Applications & Future Possibilities. Business Communication Company, Inc. MA. December 2005.

Angioblast has commenced human clinical trials in Australia and, following discussions with the FDA, will be able to commence its US clinical testing program with a Phase II study, bypassing the usual Phase I, or safety, study. The necessary study stages are as follows:

a. Phase II - The treatment is administered to a number of individuals selected from among patients for whom the drug is intended. Successful Phase II trials provide significant evidence on efficacy and additional data on safety and dosage level. Final product specification and manufacturing process are generally finalised at this stage.

b. Phase III - This final premarketing phase involves large-scale trials on patients to obtain additional evidence of efficacy. Larger sample sizes increase the likelihood that actual benefits will be found statistically significant and that any adverse reactions that may occur infrequently in patient populations, will be observed. Phase III trials are designed to approximate closely the manner in which the drug or therapy will be used after marketing approval.

After the clinical trial phases have been completed and the sponsoring company believes it has sufficient evidence for an approval, it submits an application to the regulatory authority in each country where it wishes to sell that product.

Prevalence & Incidence of Heart Disease

Angioblast's product development programs are aimed at several cardiovascular conditions, including CHF, MI and peripheral arterial disease, and wound healing.

Almost 10% of the adult population of the US has some form of cardiovascular disease. Heart failure affects approximately 5 million people in the US (as many as 20 million worldwide), with 550,000 new cases per year. Heart failure is responsible for almost one million hospitalizations per year and contributes to or causes 300,000 deaths annually. Heart failure is the number one cause of death among patients over the age of 65 and has a major impact on the quality of life for patients.

CHF is a chronic condition characterized by an enlarged heart and insufficient blood flow to the extremities of the body. The condition develops over time and can be caused by many factors that put an excess demand on the heart muscle, including high blood pressure, incompetent valves, infections of the heart muscle or valves, or congenital heart problems. The incidence of CHF in people with hypertension is double that of people with normal blood pressure. Whatever the initial cause, CHF results from the death of cardiomyocytes, the cells that form the heart muscle.

Long-term survivors of CHF are rare; 85% of patients die within 8 to 12 years of diagnosis. Twenty percent die in the first year. Although patients are initially treated with drug therapy, the only method of treating end-stage disease currently is a heart transplant. Over 3,000 heart transplants are performed annually in the US.

CHF is currently treated primarily with drugs that increase blood flow. Diuretics, digoxin, acetylcholinesterase inhibitors, and beta-blockers are useful in treating symptoms of heart failure, but do nothing to reverse the damage. They do not regenerate heart muscle or rebuild heart tissue.

Acute MI, or heart attack, occurs when the blood supply to part of the heart muscle is severely reduced or stopped. This occurs when one of the heart's arteries is blocked by an obstruction, such as a blood clot that has formed on atherosclerotic plaque. If the blood supply is cut off drastically or for a long time, heart muscle cells suffer irreversible injury and die. Approximately 7.3 million American adults have had at least one MI. According to a study by the National Heart, Lung and Blood Institute, there are approximately 1.2 million cases of myocardial infarction each year in the US, with a fatal outcome in about 42% of cases. Rates in Europe are similar.

Treatments for heart attack are relatively ineffective in preventing heart failure and none of them is capable of increasing the formation of blood vessels or inducing cardiac repair to minimize the risk of heart failure. The medications used in patients with MI can be categorized in terms of those used acutely at the time of infarction and those used more chronically to prevent the later complications. The initial goal of treatment is restoration of blood flow to minimise progressive scarring of the heart and muscle cell death. This is achieved either through the combined use of aspirin, heparin, thrombolytic agents such as tissue plasminogen activator, and agents that inhibit platelet activation, or through mechanical approaches such as angioplasty or emergency bypass surgery. After the immediate crisis has passed, patients are maintained on a variety of medications, each of which has been shown to have modest effects in the prevention of post-infarction complications such as heart failure, and to reduce mortality. These include cholesterol lowering drugs, beta blockers and angiotensin converting enzyme inhibitors. None of these therapies rebuild heart tissue, but merely alleviate heart failure symptoms such as shortness of breath and fatigue. Since none of these agents rebuild the damaged heart or stop the underlying disease, CHF inexorably progresses.

Competition

There are currently at least seven clinical trials in progress or intended to start shortly, excluding Angioblast's, using mesenchymal stem cells for therapeutic applications. One of these is directed at treatment of cardiac disease.

US-based <u>Osiris, Inc.</u> is undertaking a Phase II study to evaluate safety and efficacy of the company's cultured adult human mesenchymal stem cells, Prochymal™ IBD for Crohn's disease. A second study is directed at treatment of acute gastrointestinal graft versus host disease. Prochymal, for the treatment of inflammatory disease, was the first stem cell therapeutic to receive FDA "Fast Track" designation.

The methods used by Osiris to isolate stem cells result in very heterogeneous populations which contain few MPCs. This results in culture expansion of a population of cells that are much less effective for regenerative therapy than Angioblast's proprietary MPCs.

Osiris is a stem cell therapeutic company focused on developing and marketing products to treat medical conditions in the inflammatory, orthopaedic and cardiovascular areas. The company has one marketed product, Osteocel™, and three biologic drug candidates in clinical development. Osteocel and the other drug candidates utilise human mesenchymal stem cells. Osiris claims to be a fully integrated company having developed stem cell capabilities in research and development, manufacturing, marketing and distribution.

Osiris sells Osteocel for regenerating bone in orthopedic indications. It is the only commercially available product in the US containing adult stem cells. Also in the pipeline is Chondrogen™, for regenerating cartilage in the knee, and Provacel™, for repairing heart tissue following a heart attack.

Osteogenesis, Inc. has commenced a trial for regenerating periodontal tissue by transplanting mesenchymal stem cells.

Researchers at the Rigshospitalet, Denmark have commenced a clinical study of mesenchymal stem cells for patients with severe myocardial ischaemia. The Phase I/II study aims to demonstrate the formation of new blood vessels in heart tissue and is not expected to be completed until 2009.

John Hopkins University is also active in the area, reporting that stem cell therapy can be used effectively to treat heart attacks in pigs. They found that stem cells taken from another pig's bone marrow, when injected into the animal's damaged heart, were able to restore heart function to its original condition. These findings are supportive of Angioblast's objectives.

Other stem cell development companies are as follows:

Aastrom Biosciences, Inc. is developing products for the repair or regeneration of tissues based on its proprietary autologous adult stem cell technology. Aastrom's products contain large numbers of the bone marrow stem and progenitor cells that are produced from a small amount of cells originating from the patient. The heart of the technology is an automated cell product manufacturing platform. Cells obtained using this technology have been used safely in humans as a substitute for bone marrow stem cells, and are currently in clinical trials for bone tissue and vascular regeneration applications.

Viacell, Inc. is developing applications of a type of stem cell which it extracts from umbilical cord blood. The company's claims that its stem cells can differentiate into many cell types, including fat, bone, cartilage and precursor neuronal cells under specified *in vitro* culture conditions. ViaCell amplifies stem cell populations using growth stimulating factors together with various stages of purification to remove suitably differentiated cells using antibodies to surface antigens.

The company's product candidate, CB001, consists of a highly concentrated and purified population of haematopoietic stem cells. It is currently in Phase I clinical trial and is intended for patients requiring hematopoietic stem cell transplantation.

ViaCell is evaluating the use of umbilical cord blood stem cells in the treatment of CHF and MI, in collaboration with German and Canadian researchers. Current research aims to determine potential effectiveness of the treatment, as well as the dose and route of administration to be used in initial human clinical studies. The company expects to begin a clinical trial in 2006.

Geron Corporation has a proprietary technology for cell cloning starting with human embryonic stem cells. The company has derived cardiac myocytes from embryonic cells that have the characteristic beating movements and respond to cardiac drugs. In animal experiments, these have engrafted and integrated into the myocardium and have participated in repair of cardiac injury. The company is targeting the treatment of CHF. Geron's techniques are far more complex than the Angioblast MPC technology and require the use of therapeutic cloning. The use of cloned cells is associated with regulatory and ethical obstacles regarding human cloning and foetal sourcing of embryonic cells. The use of allogeneic embryonic cells, unlike adult-derived MPCs, raises the issue of rejection and the need for life-long immunosuppression.

Neuronyx, Inc. claims a unique population of human adult bone marrow-derived stem cells and processes for their isolation and expansion. These cells have demonstrated efficacy in animal models of cardiac disease, spinal cord injury and stroke. According to the company's website, preclinical studies have demonstrated efficacy in improving cardiac function following MI. They are also conducting research relating to other indications including stroke, diabetes and liver disorders.

PharmaFrontiers Corporation is currently developing strategies for the use of monocyte-derived stem cells in pre-clinical safety and effectiveness studies for the treatment of CHF and type 1 diabetes. These are intended as autologous treatments. Mononuclear cells or monocytes are obtained from the patient undergoing treatment. The company's technology allows the monocytes to be dedifferentiated to pluripotent stem cells in the presence of certain growth factors. The resulting stem cells can be expanded and differentiated into other cell types. During the development of this technology scientists at Argonne Laboratory, from where the initial intellectual property was licensed, were able to turn these monocyte derived stem cells into nerve cells, liver cells, blood vessel cells, and skin cells.

Pluristem Life Systems, Inc. claims a unique and patented process to grow and expand adult mesenchymal and haematopoietic stem cells. Cell expansion is executed in an environment that mimics the microstructure of bone marrow and does not include supplements such as growth factors and cytokines. This company is currently concentrating on haematopoietic cells and, as far as we can determine, not considering mesenchymal therapies.

Ortec International, Inc. is advancing regenerative medicine and stem cell therapy through the development and products combining cell technology and advanced biomaterials. Ortec's lead product is OrCel™ to heal chronic and acute wounds. The company has announced the results of experiments showing the ability of a fibrin based biomaterial to isolate adult mesenchymal stem cells from human peripheral blood. The stem cells were shown to be able to expand and differentiate into cartilage, fat and bone forming cells. Further evaluation of the stem cells has not been reported.

Cytori Therapeutics, Inc. is concentrating on the development of adipose derived stem cells. In animal studies the company has shown that these stem cells can replace myoblasts and help damaged mouse hearts recover from injury. The cells did not engraft into hearts in mice that had received no cardiac injury. The adipose-derived cells expressed markers characteristic of cardiac muscle.

3 Risk Assessment

There are two significant risks inherent in the development of the Angioblast technology along with a suite of others that are applicable to the pharmaceutical and biotechnology industries generally.

MPC Specific Risks

Animal studies by Angioblast and its collaborators, as well as other researchers, have demonstrated that MPCs differentiate into cardiomyocytes when injected into the heart and that such a procedure can reverse the damage resulting from heart attack. Studies have also shown that such procedures do not initiate an immune response in the recipient animal. It seems reasonable that similar results can be obtained in humans but there is no absolute surety until the clinical trials have commenced. There is a risk that human responses may be different and that individuals may respond differently.

The primary safety risk is that of immunogenicity. If it is not possible to use MPCs in an allogenic mode, the economic viability of the procedure may be drawn into question. At the least, the Company's main competitive advantage will be lost.

It should be noted that the issue of safety is not just confined to the MPCs themselves. The cells are separated from a mixture of cells recovered from a human. There is a remote possibility that other cells, which may be immunogenic or cancerous, or even capable of initiating an immune response against the recipient, are carried over into the final formulation. The MPCs are isolated from the cellular milieu through the use of magnetic beads to which the MPC-specific monoclonal antibodies are attached. The magnetic beads are generally considered safe for human administration but nonetheless may be present in the administered product.

The antibodies are obtained from mouse cells and are immunogenic to humans, ie. the body will recognise them as foreign and mount a defence against them. It is possible that minute amounts of antibody will be present in the final formulation. A single administration of MPCs with residual murine antibody may not be detrimental, but multiple injections could lead to serious complications.

Both the antibody producing hybridoma cells and MPCs are cultured in media containing bovine (cattle) serum. Residual protein from the serum, and the potential for infective agents are possible hazards.

The other stem cell specific area of risk relates to the fact that it is evolving technology and the regulatory framework is still being developed. A specific concern of regulatory agencies is the fact than, unlike conventional drug therapy (where the drug is broken down in the body and the effect reduces with time), the effect of cell therapy increases with time as the cell population propagates *in vivo* with no clearly defined end point. Another concern of regulatory agencies is the lack of specifications regarding the cells to be used for therapy.

Guidelines are under development in most western countries and, barring a major setback as occurred with gene therapy, procedures and safeguards are not likely to be problematic. An unlikely outcome may be a delay in market approvals.

General industry Risks

Angioblast shares other risks that are common to the biotechnology industry. These include a dependence on patents, growing competition, and the high cost of drug development and often constrained ability to raise the necessary capital.

4 Cash Flow Estimates

Selling Price & Royalty

We have utilised a treatment cost of US$10,000 being the amount receivable by Angioblast or its licensee for supply of MPCs, including any necessary packaging and administration systems. The actual treatment cost to a patient could be considerably in excess of this amount. Based on the Company's estimated cost-of-goods this charge implies a substantial profit.

Our estimate of US$10,000 is based on current treatment costs for CHF and acute coronary infarction. As an example of possible fees, **Nature Biotechnology** recently reported patients, of which there have been over 100, being treated by a US surgeon in Bangkok, paying between US$25,000 and US$30,000 for bone marrow cells to be injected into their hearts for treatment of heart failure.[3]

The American Heart Association provides actuarial data on one-time costs associated with bypass surgery (CABG) and angioplasty as US$40,000 and US$12,000 respectively. A Frost and Sullivan analysis suggests a one-time autologous stem cell treatment cost of US25,500 to US$29,500 which includes the costs of catheterisation, apheresis (cell separation), concomitant medication, pathology and hospital support.[4] Many of these expenses will not be required in the Angioblast model.

[3] M Baker. Stem Cell Therapy or Snake Oil. Nature Biotechnology. 6 December 2005 (http://www.nature.com/news/2005/051205/pf/nbt1205-1467_pf.html).
[4] Pricing Strategy for Stem Cell Therapies Based on Pharmacoeconomic Analysis of Heart Failure and Heart Attacks in the US. A Report for Angioblast Systems by Frost & Sullivan. March 13, 2003.

Our financial models assume that Angioblast completes necessary clinical trials at its own expense and obtains the relevant marketing approvals. It then partners with or licenses another company in return for fees or royalties which amount to 15% of total revenues.

Sales Penetration and Volume

As there are a limited number of companies exploring the field of regenerative medicine in cardiovascular applications, we have assumed a penetration of 20% of the potential market. The potential market is defined as the annual incidence rates of CHF and MI which we believe is currently around 1.8 million persons in the US.[5] Not all sufferers will be able to afford or be suitable candidates for MPC therapy and there will be, sooner or later, competition from other stem cell companies and other forms of therapy. Twenty percent appears to be a reasonably conservative target.

The modelling is based solely on the potential for MPC therapy in the USA. It is more than likely that the Company will also enter the European, Japanese and other markets and thus sales revenues of two to three times that estimated are possible.

We have assumed that the products enter the market in late 2012 following lodgement of the IND in 2007: two years of Phase II clinical studies, two in Phase III, and a further year for dossier preparation and examination. We understand from Angioblast that the FDA is prepared to fast track the MPC development program as it has with Osiris's product.

It is likely that one MPC product indication will reach market sooner than the other as the logical route to market is to apply maximum resources to one. We believe that the Company will initially concentrate on CHF and could commence marketing as early as 2010/11 with the second indication trailing by at most two years. Our choice of 2012/13 for both products is the conservative view.

We have assumed that the product(s) take four years to reach peak market penetration, growing at a constant rate over that term.

Probabilities of Success

There are a number of studies which present statistics on success likelihoods for drug development, including some which break the data down by drug type, such as vaccine, new chemical entity, and biological; route of administration; clinical indication; and sponsor company size.

[5] The incidence of heart attacks in the USA is 1.25 million and the incidence of CHF is 400,000 new cases. An estimated 4.8 million Americans have CHF (www.wrongdiagnosis.com).

The data we have based our analysis upon is that presented by the USA Bureau of Economics in which they report the following mean success rates across all drug forms:[6]

Phase I/II	46.6%
Phase III	56.7%.

A number of studies have suggested that approvals rates by the FDA are of the order of 85% to 95% once Phase III trials have been successfully completed.

Stem cell therapies are new and data on success rates are not available. As stated in the risks section, unknowns surround the use of stem cells, particularly in an allogeneic setting. We have, therefore, reduced the likelihoods of success by 10% in Phase II, as it is likely that unforeseen complications will emerge during the earlier clinical trials, and retained the Phase III figure. As the regulators are still developing the guidelines for production and use of cell therapies, we have utilised a regulatory approval success rate of 80%.

Trial Costs & Ongoing Expenses

We have assumed that there will be a need for 60 patients in the Phase II study, as has been indicated to Angioblast by the FDA, at a cost of US$20,000 per patient and 200 patients in Phase III, covering both cardiac indications, at US$25,000 per patient. We believe these patient numbers to be at the upper limit for both indications.

Funds have been included in our models to complete animal studies and the autologous human trials.

Registrations in the USA have been assumed to cost US$3.0 million and are paid by Angioblast (although this need not be the case). It is likely that the Company will incur additional expenses arising from the development of additional products, but as no revenues for these products have been included in our modelling it would be inappropriate to include costs.

Cash Flow Summary

Our financial models suggest that Angioblast will incur losses through to 2012/13 with cumulative outgoings of almost US$10 million. Net cash flow before tax will exceed US$600 million from 2015/16 and continue at these levels (US market only) at least until expiry of the first patent in 2020/21. These figures have not been probability adjusted.

[6] RM Abrantes-Metz, CP Adams & A Metz. Pharmaceutical Development Phases: A Duration Analysis. Working Paper No. 274. Bureau of Economics. Federal Trade Commission. Washington. Oct 2004.

5 Additional Information of Relevance to the Valuation

Comparable Companies and Transactions

The following companies operate in the field of cell therapeutics and, although not necessarily in direct competition with Angioblast, offer an indication of valuations within this nascent field.

Osiris – listed on the NASDAQ exchange in early August 2006 and has a current market capitalisation of approximately US$270 million. Osiris appears to be several months ahead of Angioblast from a regulatory perspective. However, the indications and treatment modalities are substantially different.

Other suitable comparables are Aastrom Biosciences, StemCells, and ViaCell. Relevant commercial and financial information on these companies is presented (as at 24 August 2006):

Company	Aastrom	StemCells	ViaCell
Number of Products in Clinical Trials	4	1	1
Most Advanced Product	Phase II	Phase I	Phase I
Market Capitalisation	US$142m	US$175m	US$147m
Net Tangible Assets (31 Dec 05)	US$33.0m (30/6/06)	US$31.3m	US$49.6m
IP Value	US$109m	US$144m	US$97.4m
Operating Income	(US$11.8m)	(US$11.7m)	(US$14.7m)

The mean market capitalisation for the above three companies is US$155m.

6 Information Sources

To assist in the preparation of our report, we were provided with the following documents by Angioblast:

- **Angioblast Systems, Incorporated. Strategic Plan.** Undated.
- **Deed of Confirmation between Angioblast Systems, Inc and Medvet Science Pty Ltd and Institute of Veterinary and Medical Science.** Dated 1 October 2004.
- **Intellectual Property Assignment Deed between Medvet Science Pty Ltd and Angioblast Systems, Inc.** Dated 4 October 2004.
- **Option Agreement between Angioblast Systems, Inc and Medvet Science Pty Ltd.** Dated 5 October 2004.

- **Licence Agreement, between Angioblast Systems, Inc. and Mesoblast Limited.** Dated 12 November 2004.

- **Agreement between Cordis Corporation and Angioblast Systems, Inc.** Dated 1 November 2005.

- **Services Agreement between Avid BioSciences and Mesblast Limited.** Dated 31 August 2005.

- **Process Development and Manufacturing Services Agreement between Cambrex Bio Science Walkerville and Mesoblast Limited.** Dated August 24, 2005.

- **Quality Agreement between Cambrex Bio Science Walkerville and Mesoblast Limited.** Dated August 24, 2005.

- **Patent Attorney's Report. FB Rice & Co.** addressed to Mesoblast Limited and dated 29 October 2004.

- **Consulting and Cell Processing Agreement between Mesoblast and Cell Therapies Pty Ltd.** Dated 14 February 2005.

- **A listing of all patent applications as at 2 November 2005 prepared by FB Rice & Co.**

- **Five International Patent Applications** in the names of Medvet Science Pty Ltd (one) and Angioblast Systems, Inc. (four). One **United States Provisional Patent Application** lodged by Angioblast Systems, Inc. and one **Australian Provisional Patent Application** lodged by Angioblast Systems.

- **Royal Melbourne Hospital Human Research Ethics Committee Approval to conduct a clinical trial entitled, "A Safety Study of Autologous Mesenchymal Precursor Cells in the Management of Delayed Healing Tibial Fractures Requiring Secondary Surgical Intervention to Promote Fracture Union."** Sponsor Mesoblast Limited. Dated 4 may 2005.

- **Hunter New England Human Research Ethics Committee Approval to conduct a clinical trial entitled, "A Safety Study of Autologous Mesenchymal Precursor Cells in Myocardial Ischaemia."** Sponsor Mesoblast Limited. Dated 8 December 2005. Also Clinical Trials Notification to the Therapeutic Goods Administration.

- **Five Year Forecast for Angioblast Systems, Inc.** Angioblast Spreadsheet:

- **Pre-IND Meeting Folder. Allogeneic Human Bone Marrow-Derived Mesenchymal Stem Cells Expanded Ex Vivo. Meeting date May 16, 2006.** Prepared by D Skerrett, Angioblast Systems, Inc.

7 Qualifications & Declarations

Acuity is a consultancy firm that advises on R&D and its commercialisation with a particular emphasis on healthcare and biotechnology. Acuity undertakes technology and market assessments of projects and provides advice to the developers of high technology products and processes on intellectual property protection and commercialisation. The author of this report, Dr David Randerson, has over 35 years experience as a practicing biomedical engineer and research adviser. He has managed commercial and academic research programs, taught science and engineering at tertiary institutes and worked in the medical device and pharmaceutical industries.

The financial modelling makes certain assumptions in relation to the revenue prospects. The projections used in the valuation derive, in part, from information that we have obtained from Angioblast, a number of publicly available sources and our own judgement in relation to projections based on this information.

In presenting these figures, we are making no representation that further research and development will be successful, or that market growth and penetration will be realised. We consider that the projections are based on reasonable assumptions with regards to the markets and that, following adjustment for risk, provide a sound basis for the preparation of a valuation.

Neither Acuity nor its principals have any pecuniary interest in Mesoblast or Angioblast that could be regarded as affecting the ability to provide an unbiased opinion of the matters contained in this report. Acuity will receive a professional fee for the preparation of this report.

This report was submitted in draft form to Angioblast for comment on factual accuracy prior to finalisation.

We have given our written consent to the issue of this report as part of Deloitte Corporate Finance's independent expert's report to be included in the Bidder Statement to be provided to Mesoblast shareholders in relation to the proposed acquisition of shares in Angioblast.

Yours sincerely

David H Randerson, BE, PhD
Managing Director

Deloitte.

Appendix 5: Sources of information

In preparing this report we have had access to the following principal sources of information:

- Mesoblast Limited Prospectus dated 16 November 2004
- Mesoblast Limited Annual Report 2005
- Angioblast Systems Inc. financial statements for the year ended 30 June 2005
- Angioblast Systems Inc. management accounts for the ten months ended 30 April 2006
- Discussions with Mesoblast management, namely Michael Spooner, Executive Chairman
- Probability weighted projected cash flows for Angioblast prepared by Acuity
- Bloomberg
- Stem Cell Therapies & Regenerative Medicine - Current Applications & Future Possibilities. Business Communication Company, Inc. MA. December 2005
- IBISWorld Industry Report, *Biotechnology in Australia*, 6 April 2006
- Publicly available information in respect to Mesoblast, Angioblast and the biotechnology industry.

In addition we have held discussions with Silviu Itescu Founder and Director as well as Paul Rennie, Chief Operating Officer of Mesoblast.

Deloitte.

Appendix 6: Qualifications, declarations and consents

The report has been prepared at the request of the independent directors of Mesoblast and is to be included in the Notice of Meeting to be issued to shareholders by Mesoblast for approval of the Proposed Transaction in accordance with the ASX Listing Rules. Accordingly, it has been prepared only for the benefit of the non-associated shareholders and those persons entitled to receive the Notice of Meeting in their assessment of the Proposed Transaction outlined in the report and should not be used for any other purpose. Further, recipients of this report should be aware that it has been prepared without taking account of their individual objectives, financial situation or needs. Accordingly, each recipient should consider these factors before acting on the Proposed Transaction.

The report represents solely the expression by Deloitte of its opinion as to whether the Proposed Transaction is fair and reasonable to non-associated shareholders. Deloitte consents to this report being included in the Notice of Meeting.

Statements and opinions contained in this report are given in good faith but, in the preparation of this report, Deloitte has relied upon the information provided by the directors and executives of Mesoblast which Deloitte believes, on reasonable grounds, to be reliable, complete and not misleading. Deloitte does not imply, nor should it be construed, that it has carried out any form of audit or verification on the information and records supplied to us. Drafts of our report were issued to Mesoblast management for confirmation of factual accuracy.

Furthermore, recognising that Deloitte may rely on information provided by Mesoblast and its officers and/or associates, Mesoblast has agreed to make no claim against Deloitte to recover any loss or damage which Mesoblast may suffer as a result of that reliance and also has agreed to indemnify Deloitte against any claim arising out of the assignment to give this report, except where the claim has arisen as a result of any proven wilful misconduct by Deloitte.

Deloitte has relied upon the report prepared by Acuity. Deloitte has received consent from Acuity for reliance in the preparation of this report.

To the extent that this report refers to prospective financial information we have considered the prospective financial information and the basis of the underlying assumptions. The procedures involved in Deloitte's consideration of this information consisted of enquiries of Mesoblast personnel and analytical procedures applied to the financial data. These procedures and enquiries did not include verification work nor constitute an audit in accordance with Australian Auditing Standards, nor did they constitute a review in accordance with AUS 902 applicable to review procedures.

Based on these procedures and enquiries, Deloitte considers that there are reasonable grounds to believe that the prospective financial information for Mesoblast included in this report has been prepared on a reasonable basis. In relation to the prospective financial information, actual results may be different from the prospective financial information of Angioblast referred to in this report since anticipated events frequently do not occur as expected and the variation may be material. The achievement of the prospective financial information is dependent on the outcome of the assumptions. Accordingly, we express no opinion as to whether the prospective financial information will be achieved.

Deloitte.

Deloitte holds the appropriate AFSL to issue this report and is owned by the Australian Partnership Deloitte Touche Tohmatsu. The employees of Deloitte principally involved in the preparation of this report were Hamish Blair B.Comm (Hons), M.Com, CA, F FINSIA, Stephen Reid, M App. Fin. Inv., B.Ec, F FINSIA, CA, and Garrick Rollason, BA, B.Comm., ACA. Hamish Blair and Stephen Reid are Directors and Garrick Rollason is a Manager of Deloitte. Each have many years experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of expert reports.

Neither Deloitte, Deloitte Touche Tohmatsu, nor any partner or executive or employee thereof has any financial interest in the outcome of the Proposed Transaction which could be considered to affect our ability to render an unbiased opinion in this report. Deloitte will receive a fee of $72,500 (including the fees applicable to Acuity) exclusive of GST in relation to the preparation of this report. This fee is based upon time spent at our normal hourly rates and is not contingent upon the success or otherwise of the Proposed Transaction.

Deloitte.

About Deloitte

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. Deloitte Touche Tohmatsu is an organization of member firms around the world devoted to excellence in providing professional services and advice, focused on client service through a global strategy executed locally in nearly 150 countries. With access to the deep intellectual capital of 120,000 people worldwide, Deloitte delivers services in four professional areas—audit, tax, consulting and financial advisory services—and serves more than one-half of the world's largest companies, as well as large national enterprises, public institutions, locally important clients, and successful, fast-growing global growth companies. Services are not provided by the Deloitte Touche Tohmatsu Verein, and, for regulatory and other reasons, certain member firms do not provide services in all four professional areas.

As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte", "Deloitte & Touche", "Deloitte Touche Tohmatsu", or other related names.

mesoblast
the adult stem cell company

asx announcement

23 October 2006

The Manager
Companies Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

RE: Mesoblast Ltd (ASX:MSB)

Annual General Meeting

Dear Sir/Madam,

The accompanying Notice of Meeting is for the Annual General Meeting of Mesoblast Ltd to be held at 11:00am (following the EGM) on 23 November 2006 at The Windsor Hotel, 103 Spring Street, Melbourne, Victoria, Australia.

A copy of this Notice of Meeting has been mailed to shareholders.

Yours sincerely

Mesoblast Ltd

Kevin Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

MESOBLAST LIMITED

ACN 109 431 870

AGM - NOTICE OF ANNUAL GENERAL MEETING

For the Annual General Meeting of the Company to be held at 11.00 am (Melbourne time) on Thursday 23 November 2006 at The Windsor Hotel, 103 Spring Street, Melbourne

THIS IS AN IMPORTANT DOCUMENT

If you are in doubt as to what to do with this document please immediately see your legal adviser, financial adviser or stockbroker.

MESOBLAST LIMITED

ACN 109 431 870

AGM - Notice of Annual General Meeting

Notice is given that an Annual General Meeting of the shareholders of Mesoblast Limited ACN 109 431 870 **(Company)** will be held at The Windsor Hotel, 103 Spring Street, Melbourne on Thursday 23 November 2006 at 11.00 am **(Melbourne time)** for the purpose of considering and, if thought fit, passing the following resolutions.

Please note that additional information concerning the proposed resolutions are contained in the Explanatory Memorandum that accompanies and forms part of this Notice of Annual General Meeting.

General Business

Resolution 1 – Financial Statements and Reports

To receive the Financial Statements for Mesoblast Limited for the year ended 30 June 2006, together with the Director's Report and the Independent Audit Report as set out in the Annual Report.

Resolution 2 – Remuneration of Directors

To adopt the remuneration report for the year ended 30 June 2006.

**Note that the vote on this resolution is advisory and by law does not bind the Directors or the Company.*

Resolution 3 – Election of Professor Silviu Itescu as a Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That pursuant to clause 15.3(a) of the Company's Constitution, the members of the Company approve the re-appointment of Professor Silviu Itescu as a director of the Company, who, pursuant to clause 15.3(b) of the Company's Constitution is retiring by rotation and being eligible, offers himself for re-election."

Special Business

Resolution 4 – Ratification of previous private placement of Mesoblast shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That pursuant to ASX Listing Rule 7.3 and for all other purposes shareholders ratify and approve the issue by the Company on 27 July 2006 of 12,150,000 fully paid ordinary shares in the Company at an issue price of Aus$1.25 per share to institutional and sophisticated investors (being persons described in Sections 708(8) and 708(10) of the Corporations Act 2001) on the terms set out in the Explanatory Notes which accompanies this Notice of Extraordinary General Meeting."

Resolution 5 – Issue of 150,000 Options to Donal O'Dwyer

To consider and if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Chapter 2E of the Corporations Act 2001 (Cth), ASX Listing Rule 10.11 and for all other purposes approval is granted for the Directors to issue to Donal O'Dwyer immediately on passing of this resolution, 150,000 unlisted options to acquire

150,000 ordinary shares in the capital of the Company credited as fully paid, the material terms of which options are stated in the Explanatory Notes which accompany this Notice."

Other Business

To consider any other business that may legally be brought forward.

By Order of the Board:

....

Kevin Hollingsworth
Company Secretary
20 October 2006

Mesoblast Limited
ACN 109 431 870

AGM - Information Memorandum and Explanatory Notes

These Explanatory Notes have been prepared to provide members with sufficient information to assess the merits of the resolutions contained in the accompanying Notice of Annual General Meeting (**AGM**) of the Company (**Notice**) concerning the meeting to be held at 11.00am on Thursday 23 November 2006 at The Windsor Hotel, 103 Spring Street, Melbourne.

1. Financial Statements and Reports

This resolution is self-explanatory. It is intended to provide shareholders with the opportunity to raise questions on the Financial Statements and Reports and on the performance of the Company generally.

Shareholders should note that the Financial Statements and Reports will be received in the form presented. It is not the purpose and there is no requirement either in the *Corporations Act* or in the Constitution of the Company for shareholders to approve the financial report, the directors' report or the auditor's report of the meeting that the Financial Statements and Reports be accepted, rejected or modified in any way.

The Company's board of Directors (**Board**) unanimously recommends that shareholders vote in favour of Resolution 1.

2. Resolution 2 - Remuneration of Directors (Non-binding Resolution)

The Board submits its Remuneration Report to shareholders for consideration and adoption. The *Corporations Act 2001 (Cth)* specifically provides that the vote by shareholders is advisory only and is not binding on the Board or the Company. The Remuneration Report is set out in the Directors Report on pages 12 to 19 (inclusive) of the 2006 Annual Report. The Remuneration Report:

- explains the Board's policies in respect of the nature and level of remuneration paid to Directors and senior management of the Company;
- discusses the link between the Board's policies and the Company's performance;
- explains why the performance conditions were chosen and how performance is measured against them;
- sets out the remuneration details for each Director and each member of the Company's senior management team;
- makes clear that the basis for remunerating non-executive Directors is distinct from the basis for remunerating executives and executive Directors.

It is intended that shareholders will be provided an opportunity to discuss the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution 2.

3. Resolution 3 – Re-election of Professor Silviu Itescu as a Director

Clause 15.3(a)(i) of the Constitution of the Company provides that no Director except the Managing Director may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director's election, whichever is the longer, without

submitting himself or herself for re-election. Clause 15.3(a)(ii) provides that at each annual general meeting one-third of the previously elected Directors, and if their number is not a multiple of three, then the number nearest to but not exceeding one-third, must retire from office and are eligible for re-election.

Clause 15.3(b) provides that the Directors to retire in every year under clause 15.3(a) are the Directors longest in office since last being elected.

Professor Silviu Itescu was appointed to the Board on the original incorporation of Mesoblast Limited and is the longest serving member of the Board. . In accordance with Clause 15.3 of the Constitution of the Company, Professor Itescu is due to retire, is eligible for re-election and has submitted himself for re-election at the Annual General Meeting.

The Directors (in the absence of Professor Itescu) recommend that shareholders vote in favour of the re-election of Professor Itescu .

The Chairman in his capacity as proxy holder intends to vote undirected proxies in favour of approving this Resolution 3.

4. Resolution 4 – Ratification of private placement of new Mesoblast shares

4.1 Application of ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that the Company must not issue more than 15% of its equity securities (which includes shares and options to acquire shares) in any 12 month period without prior shareholder approval.

On 27 July 2006 Mesoblast issued 12,150,000 fully paid ordinary shares (being less than 15% of its equity securities) at an issue price of Aus$1.25 per share to institutional and sophisticated investors - being persons described in Sections 708(8) and 708(10) of the Corporations Act 2001 (**Private Placement**).

Under the recent Share Purchase Plan, Mesoblast shareholders were also given the opportunity to subscribe for further shares in Mesoblast at the same price (namely Aus$1.25) as offered to institutional and sophisticated investors under the Private Placement. A total of Aus$2.17million was raised by Mesoblast under that Share Purchase Plan offer. The raising of funds pursuant to this Share Purchase Plan does not require shareholder approval and mention is only made by way of background.

Mesoblast shareholder ratification and approval is now sought in respect of the Private Placement under ASX Listing Rule 7.3. On obtaining this ratification and approval, the authority of the Mesoblast board to issue up to 15% of its equity securities will be refreshed - such that Mesoblast could after the passing of resolution 4, issue up to 15% of its expanded share capital without reference to its shareholders.

4.2 Disclosure requirements under ASX Listing Rule 7.3

ASX Listing Rule 7.3 requires that a notice pursuant to which Shareholders are required to consider ratifying a resolution pursuant to ASX Listing Rule 7.1 must include certain specified information in relation to the equity securities issued.

This information is set out below:

(a) the maximum number of securities issued:

12,150,000 fully paid ordinary shares

(b) the date which the securities were issued:

27 July 2006

(c) the issue price of the issued securities:

Issue price of Aus$1.25 per share

(d) the names of the allottees (if known):

Institutional and sophisticated investors - being persons described in sections 708(8) and 708(10) of the Corporations Act

(e) the terms of the securities:

The shares issued were fully paid ordinary shares in the capital of the Company ranking equally in all respects with all other fully paid ordinary shares then on issue

(f) the intended use of the funds raised:

The funds raised under the Private Placement of Aus$15.1875 million is to be used by Mesoblast

(i) to commence Phase II allogenic trials in the United States for Orthopaedic applications of the Common Technology Platform,

(ii) to undertake further development and commercialisation of the Common Technology Platform as regards Orthopaedic applications;

(iii) to subscribe for Series B Preferred shares in Angioblast as outlined in the Company's Notice of Extraordinary General Meeting dated 16 October 2006 to enable Angioblast to undertake a Phase II Clinical Trial and continued development / commercialisation of the Common Technology Platform; and

(iv) general working capital purposes.

4.3 Voting exclusion – Resolution 4

The Company will disregard any votes cast in respect of **Resolution 4** by:

- the allottees under the Private Placement which is the subject of Resolution 4; or
- an associate of such allottees.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4.4 Directors' recommendation

The Directors recommend that shareholders vote in favour of the ratification and approval of the prior issue of shares under the Private Placement. No related parties of Mesoblast participated in the Private Placement.

The Chairman in his capacity as proxy holder intends to vote undirected proxies in favour of approving this Resolution 4.

5. Resolution 5 – Issue of 150,000 Options to Mr Donal O'Dwyer

5.1 Reason for issue and Board recommendation

The Board considers that the grant of the 150,000 options to Mr O'Dwyer on the terms proposed in resolution 5 to be reasonable in the circumstances as a reward for past services. Mr O'Dwyer has assisted the Board beyond what the Board considers to be the normal duties of a non executive director, particularly in the recent negotiations with Angioblast regarding the further proposed investment by Mesoblast into Angioblast.

The Board views the grant as being in line with corporate remuneration of similar companies.

The Board (except for Mr O'Dwyer) unanimously recommends that shareholders vote in favour of Resolution 5.

5.2 Part 2E of the Corporations Act 2001 (Cth) – Related Party Transaction

Under the Corporations Act 2001 (Cth), the provision of any financial benefit (which includes the grant of options) to a related party (including a director of the relevant company) requires shareholder approval in accordance with the procedure set out in Part 2E.1 of that Act, unless one of a number of exceptions applies. Whilst the Board is of the view that the options are issued upon terms that would meet the "Arm's length terms" criteria of Section 210 of the Corporations Act (and would therefore be exempt from the need to seek shareholder approval), the Board nevertheless has decided to put it to shareholder vote. None of the other exceptions apply in these circumstances. Mr O'Dwyer, being a director, is a related party of the Company.

The following information is provided in accordance with section 219 of the *Corporations Act 2001 (Cth)*:

(a) The related party to whom the proposed resolution will permit a financial benefit to be given:

Donal O'Dwyer

(b) The nature of the financial benefit:

The issue of 150,000 unlisted options to acquire 150,000 unissued ordinary shares in the capital of the Company, credited as fully paid, exercisable by Donal O'Dwyer at an exercise price of $0.65 per option.

(c) Recommendations by each of the Directors of the Company:

Each of the Directors of the Company (other than Donal O'Dwyer) recommends the proposed issue of the options to Mr O'Dwyer.

(d) In relation to each such Director, their interests in Resolution 5:

Apart from Donal O'Dwyer, none of the Directors of the Company have any interest in the outcome of Resolution 5.

(e) All other information that would be required by members in order to decide whether or not it is in the Company's best interest to pass Resolution 5:

(i) As at the date of this Notice of Annual General Meeting, the annual remuneration payable to Mr O'Dwyer is detailed in the Company's Annual Report;.

(ii) As at the date of this Notice of Annual General Meeting, Mr O'Dwyer's notifiable interests in the securities of the Company are as follows:

No. Securities	***Directly held***	***Indirectly held***
ordinary shares	Nil	Nil
options	150,000	Nil

(iii) The volume weighted average share price (based on closing daily prices) for Mesoblast shares for the 90-day period ended 3 October 2006 was $1.303 on a volume of 5,971,881 shares, and for the 30-day period ended 3 October 2006 was $1.223 on a volume of 868,161 shares.

*(iv) As required by the Australian Securities and Investments Commission **(ASIC)**, shareholders will find details of an independent valuation of the options in section 5.5 below. A brief extract of the expert's report is set out below:*

Tranche	***No. of Options***	***Exercise Price***	***Grant and Vesting Date***	***Earliest Exercise Date***	***Value of One Option***	***Expiry Date***
1	*50,000*	*$0.65*	*23/11/06*	*23/11/06*	*$0.589*	*23/11/09*
2	*50,000*	*$0.65*	*23/11/06*	*23/11/07*	*$0.678*	*23/11/09*
3	*50,000*	*$0.65*	*23/11/06*	*23/11/08*	*$0.718*	*23/11/09*

Except for the information in this Notice of the Annual General Meeting and these Explanatory Notes, there is no other information known to the Company or any of its Directors that would reasonably be required by members to decide whether or not it is in the Company's best interest to pass Resolution 5.

5.3 ASX Listing Rules

ASX Listing Rule 10.11 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A "related party" (as defined in the ASX Listing Rules) includes the directors of the listed company.

ASX Listing Rule 10.13 requires that the notice in relation to a proposed resolution to approve an issue of securities to a related party, include the following information:

(a) The name of the person to whom the securities will be issued:

Donal O'Dwyer

(b) The number of securities to be issued to the person:

150,000 unlisted options to acquire 150,000 unissued ordinary shares in the capital of the Company, credited as fully paid

(c) The date by which the entity will issue the securities:

Subject to the resolution being passed, no later than the date of this Annual General Meeting

(d) The issue price of the securities and a statement of the terms of the issue:

(i) The exercise price of each option will be $0.65, with the shares issued being credited as fully paid.

(ii) The options will vest on the date of this Annual General Meeting, subject to resolution 5 being passed.

(iii) An option which has vested must be exercised within 36 months of its respective vesting date. If the option is not exercised during that period it will lapse. The maximum number of options which after vesting may be exercised is limited to:

(A) 1/3 of the options (i.e. 50,000) up to 12 months of vesting;

(B) up to a total of 2/3 (i.e. up to 100,000) of the options between 12 months and 24 months of vesting; and

(C) the balance of the options (to the extent not exercised earlier) (i.e. up to a total of 150,000) between 24 months and 36 months of vesting.

(iv) If Mr O'Dwyer ceases to be a director of the Company, all unexercised options that are not vested will lapse upon the date of such cessation and all unexercised vested options will remain exercisable in accordance with the time periods described in paragraph (iii) above.

(v) All unexercised options will lapse upon the liquidation of the Company.

(vi) If prior to the exercise of an option, there is a re-organisation of the Company (including consolidation, subdivision, reduction, return or cancellation of the issued capital of the Company), then the exercise price or the number of outstanding options (or both) must be re-organised by the Company's Board of Directors in accordance with the ASX Listing Rules applying to a re-organisation at the time of the re-organisation.

(vii) The options may not be sold or transferred except with the prior written consent of the Company.

(viii) An option does not confer the right to participate in new issues of capital offered to holders of ordinary shares of the Company without exercising the option.

(ix) *The shares issuing upon the exercise of an option will rank equally in all respects with all other issued ordinary shares of the Company from the date of the issue of those shares.*

(e) The intended use of the funds raised:

The funds raised from the exercise of the options will be used as working capital for the Company.

If all of the options are exercised, a total of $97,500 will be raised by the Company.

(f) ASX Listing Rule 10.11

Approval of this issue of securities pursuant to Listing Rule 10.11 means that pursuant to Listing Rule 7.2 (Exception 14), member approval is not required under Listing Rule 7.1 to the issue of the 150,000 unlisted options to acquire 150,000 unissued ordinary shares in the capital of the Company to Mr O'Dwyer nor the issue of the shares upon the exercise of the options.

5.4 Voting Exclusion Statement

The Company will disregard any votes cast in respect of **Resolution 5** by:

- Mr Donal O'Dwyer; or
- an associate of Mr Donal O'Dwyer.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5.5 Valuation of options by independent expert

The options proposed to be granted to Mr O'Dwyer have been independently valued by DMR Corporate Pty Ltd (**DMR**).

Set out below is an extract from the report prepared by DMR advising on the fair value of the options to be issue to Donal O'Dwyer (**DMR Report**).

Valuation methodology

1 Options are generally valued using one of a number of option pricing models. The Black-Scholes-Merton option model assumes that the options will be exercised on the day immediately prior to their expiry date. This assumption is realistic if there are no dividends being paid during the life of the option or if the terms of the options do not allow for the possibility of an early exercise. The Black-Scholes-Merton model gives the maximum value to outstanding options and we do not consider this model to be applicable to the valuation of the above options.

2 DMR reviewed the terms of the options to be issued to Mr O'Dwyer and based on this review DMR concluded that there is a reasonable probability that the options will be exercised before their expiry date. DMR's principal reason for this view is the lack of transferability of the options and their illiquidity. In their opinion this is supported by empirical evidence that options are frequently exercised well before their expiry date. For this reason DMR valued the options proposed to be granted to Mr O'Dwyer using a binomial model, which has been tailored specifically for use in valuing options.

3 It should be noted that pursuant to accounting standard AASB2 Share-based Payment, options issued must be valued at the date they are issued and expensed over the life of the option. The DMR valuation could not be prepared prior to the date of issue as one of the key variables in the model is the share price at grant date. DMR used a binomial model and the current share price at 3 October 2006 to ascertain an approximate value of the options being issued however the options may need to be revalued after grant date to determine the value to be expensed in the accounts.

4 The model used determines the value of an option as a function of the following variables:

1) the current share price of the underlying shares
2) exercise price of the option
3) volatility of the share price
4) exercise conditions
5) time to maturity
6) risk free rate of interest
7) expected dividend yield
8) an exercise price multiple

Assumptions used in DMR Valuation

Set out below is a discussion of each of the variables and assumptions that DMR selected in applying the binomial model.

1 <u>The share price of the underlying shares</u>

The volume weighted average share price (based on closing daily prices) for Mesoblast shares for the 90-day period ended 3 October 2006 was $1.303 on a volume of 5,971,881 shares, and for the 30-day period ended 3 October 2006 was $1.223 on a volume of 868,161 shares.

It is important to note that the market became fully informed on 14 September 2006 following the release of Mesoblast's preliminary final report. It is for this reason that DMR considered the volume weighted average share price over the period 14 September 2006 to 3 October 2006 of $1.205 to represent current market value of shares in Mesoblast. This is the price that DMR used to estimate the value of the options as at 23 November 2006.

2 <u>The exercise price of the options</u>

All options are exercisable at $0.650 per option.

3 <u>The volatility of the share price</u>

The volatility of the share price is a measure of uncertainty about the returns provided by the shares. Generally it is possible to predict future volatility of a stock by reference to its historical volatility.

A share with a greater volatility has a greater time value component of the total option value.

The volatility estimate used in option pricing models is typically calculated with reference to the annualized standard deviation of daily share price returns on the underlying security over a specified period.

The historic volatility information for Australian listed companies can be sourced from the Australian Graduate School of Management – Centre for Research in Finance Risk ("CRIF") Measurement Service statistics. Due to the relatively recent listing of MSB on the ASX the June 2006 CRIF did not contain data relating to Mesoblast's shares. After examining the volatility experienced by shares in comparable companies DMR concluded that a share price volatility of 54.00% is appropriate when valuing MSB options.

4. Exercise conditions

All of the proposed options vest on the date of issue however they are subject to specific exercising conditions. The first tranche may be exercised at any date from the date of issue on 23 November 2006. The second tranche cannot be exercised before 23 November 2007 and after that date they can be exercised at any time up to the expiry date. The third tranche cannot be exercised before 23 November 2008 and after that date they can be exercised at any time up to the expiry date.

5. Time to Maturity

All options expire on 23 November 2009, three years after the grant date. DMR assumed this date to be the maturity date of the options, however this assumption is impacted below.

6. Risk free rate of interest

DMR used a risk free rate of 5.725% in valuing the options. These rates are based on current Treasury Bond yields with maturities approximating the expiry dates of the options.

7. Expected dividend yields

Mesoblast does not have a history of paying dividends and DMR assumed that no dividends will be paid during the currency of the options.

6. Proxy and Further Information

The Board of Directors are not aware of any other information which is relevant to the consideration by members of the proposed resolutions which are detailed in the Notice.

In accordance with the *Corporations Act 2001 (Cth)*, a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person according to the Register of Members at 11.00 am on 21 November 2006.

A member entitled to attend and vote at the General Meeting is entitled to appoint not more than two proxies. The Proxy Form to be used is to be read in conjunction with, and accompanies, this notice of meeting.

A proxy need not be a member of the Company. The proxy form must be signed by the member or the member's attorney. Proxies given by corporations must be executed by the corporation in accordance with the *Corporations Act 2001 (Cth)*. Where a proxy is appointed by a member's attorney, the power of attorney together with evidence of non-revocation must be lodged with the

proxy form. Further terms relating to the use of the proxy are described on the accompanying Proxy Form.

A member may choose whether or not to direct the proxy to vote. If the member does not direct the proxy how to vote on each resolution, the proxy may vote as the proxy sees fit on the resolutions for which the proxy is not directed. A member who is entitled to cast two or more votes may appoint two proxies, and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes of the member.

To be valid, proxies must be received by the Company's Share Registry Office:

(a) at Link Market Services Limited, Locked Bag A14, Sydney South; 1235 or

(b) successfully transmitted by facsimile to (02) 9287 0303,

in any case no later than 48 hours before the commencement of the general meeting.

Prior to making any decision, members may wish to seek advice from their own independent financial adviser or stockbroker as to the effect of the proposed resolutions.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Mesoblast Limited

ABN

68 109 431 870

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers		
	Government grant received		
	R & D Tax Offset		
1.2	Payments for (a) staff costs		
	(b) advertising and marketing		
	(c) research and development		
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	218	218
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Commercialisation costs	(2,560)	(2,560)
	General Administration	(416)	(416)
	Net operating cash flows	(2,758)	(2,758)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(2,758)**	**(2,758)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments (see attached note 4)	(2,000)	(2,000)
	(c) intellectual property	(28)	(28)
	(d) physical non-current assets		
	(e) other non-current assets	(8)	(8)
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	(59)	(59)
1.13	Other (provide details if material)		
	Net investing cash flows	(2,095)	(2,095)
1.14	**Total operating and investing cash flows**	(4,853)	(4,853)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	16,565	16,565
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (Government grant receivable)		
	Net financing cash flows	16,565	16,565
	Net increase (decrease) in cash held	11,712	11,712
1.21	Cash at beginning of quarter/year to date	7,855	7,855
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	19,567	19,567

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	126
1.25	Aggregate amount of loans to the parties included in item 1.11	(59)

1.26 Explanation necessary for an understanding of the transactions

Silviu Itescu	38	
Byron McAllister		9
Michael Spooner	69	
Donal O'Dwyer	10	

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available N/A

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	246	191
4.2	Deposits at call	2,110	3,851
4.3	Bank overdraft		
4.4	Other – Term Deposits	17,211	3,813
	Total: cash at end of quarter (item 1.22)	19,567	7,855

Acquisitions and disposals of business entities N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....30 October 2006....................
(Company secretary)

Print name: Kevin Hollingsworth

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

4. Item 1.9 (6) – equity investment – A$2 million

   The equity investment relates to Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc. Mesoblast would then continue to pay quarterly instalments of A$1 million to Angioblast Systems Inc. up until quarter ending 31 December 2006.

+ See chapter 19 for defined terms.